Exhibit 99.(d)(1)

Description of New Zealand

Attachment to Form 18-K

January 2008

TABLE OF CONTENTS

TABLE OF CONTENTS	1

SUMMARY	2

SELECTED STATISTICAL AND FINANCIAL DATA	4

NEW ZEALAND	5

Area and Population	5
Form of Government	5
Social Framework	6
The Treaty of Waitangi	6
Foreign Relations and External Trade	7
Membership in International Economic Organisations	7
Environmental Policy	8

THE ECONOMY OF NEW ZEALAND: OVERVIEW	9

Introduction	9
Background	9
Recent Developments and Outlook	10
Fiscal Policy	11
Direct Public Debt	12
National Accounts	13
Prices and Costs	14
Labour Markets	16

INDUSTRIAL STRUCTURE AND PRINCIPAL ECONOMIC SECTORS	17

Primary Industries	17
Manufacturing	20
Operating income of the Manufacturing Sector by Industry Group	20
Service Industries	21

EXTERNAL SECTOR	25

External Trade	25
Foreign Investment Policy	30
Balance of Payments	31
Foreign-Exchange Rates and Overseas Reserves	32

BANKING AND BUSINESS ENVIRONMENT	33

Supervision of the Financial Sector	33
Business Law Environment	34

MONETARY POLICY	37

Interest Rates and Money and Credit Aggregates	38

PUBLIC FINANCE AND FISCAL POLICY	39

Public Sector Financial System	39
Public Sector Financial Management	39
Current Fiscal Position and 2007 Budget	44
Taxation	45

GOVERNMENT ENTERPRISES	47

State-Owned Enterprises	47
Crown Entities	47
Performance of Government Enterprises	48

DIRECT PUBLIC DEBT (1)	50

Debt Management Objectives	50
Debt Record	50
Summary of Direct Public Debt	51
Direct Public Debt by Currency of Payment	51
Tables and Supplementary Information	53

SUMMARY

Introduction

New Zealand is a parliamentary democracy situated in the South Pacific.  It has a population of around 4.2 million in a country similar in land area to Japan.  New Zealand has a market economy with sizeable manufacturing and services sectors complementing a highly efficient export-oriented agricultural sector.   New Zealand’s high proportion of winter sunshine hours and considerable rainfall provide an ideal resource base for pastoral agriculture, forestry, horticulture and hydroelecticity generation.  Hydroelectricity provides a relatively cheap source of energy and has allowed the development of energy-based industries such as aluminium refinement.  New Zealand is also a popular overseas vistor destination and tourism is an important source of export income.

Economy

Over the last quarter of a century, the New Zealand economy has changed from being one of the most regulated in the Organisation for Economic Cooperation and Development (OECD) to one of the least regulated.  The minority Labour-led coalition government elected for a third term in September 2005 aims to continue the transformation of New Zealand into a dynamic knowledge-based economy and society, underpinned by values of fairness, opportunity and security.

Since weathering the twin “shocks” of the Asian economic downturn and consecutive summer droughts in 1997-98, the New Zealand economy has experienced its strongest period of growth in three decades.  The years 2001 and 2002 saw two good agricultural seasons, relatively high world prices for New Zealand’s export commodities, a low exchange rate and a robust labour market.  These factors boosted annual average GDP growth from 1.9% in June 2001 to 5.2% in December 2002.  Over the period 2002 to 2004, annual average growth in GDP was higher than the historical trend - in the range of 3.4% to 5.2%.  This period of strong growth was despite the economy experiencing several temporary negative events.  These included travel disruptions and uncertainty due to the conflict in Iraq, the outbreak of Severe Acute Respiratory Syndrome (SARS) in Asia and the effects of dry weather on hydro-electricity production and farm output.

More recently, growth has eased as a result of high oil prices, interest-rate increases and slowing permanent and long-term migration.  Output in the economy was flat in the second half of 2005 but growth recovered slightly during 2006 helped by a rebound in domestic demand and dairy exports.  The resurgence in growth on the back of domestic demand continued into the first half of 2007, with quarterly growth of 1.2% and 0.8% in the March and June quarters of 2007, respectively.  Slowing domestic activity meant quarterly growth in the September quarter fell to 0.5%, taking annual average growth to 2.7% in the year to 30 September 2007.  Quarterly growth is forecast to remain around this level in the short term, before households go through an expected period of consolidation, caused, in part, by previous interest-rate increases, with annual average growth expected to be its weakest in the year ending March 2009.  After this, an export-led recovery is expected to lead to growth increasing to trend levels of around 3% in 2011.

The annual current account deficit is expected to narrow over the next 5 years from its September 2007 level of 8.3% of GDP.  Strong export price growth over 2008, followed by an anticipated exchange-rate depreciation over 2009 and slowing import growth due to a relatively weak outlook for domestic demand, is expected to contribute to this narrowing.

Annual Consumer Price Index (CPI) inflation increased from 2.6% in December 2006 to 3.2% in December 2007, largely driven by higher petrol prices and food prices.  Inflation is expected to remain at around the top of the Reserve Bank of New Zealand’s (RBNZ) inflation band of 1% to 3% over 2008 due to resource pressures in the economy and as an expected gradual depreciation of the currency leads to higher tradables inflation.

Macroeconomic Policy

In the area of macroeconomic policy, the Reserve Bank Act 1989 and the Public Finance Act 1989 (as amended in 2004) continue to set the framework.  In June 2006, the New Zealand Treasury and the Reserve Bank of New Zealand co-hosted a Macroeconomic Policy Forum that brought together international and domestic experts to examine New Zealand’s macroeconomic framework.  The overall assessment of the invited speakers and discussants was that the essential elements of New Zealand’s macroeconomic policy institutions are sound and appropriate.  Further assessment of the macroeconomic poilcy framework is being undertaken as part of an enquiry into the operation of monetary policy in New Zealand by Parliament’s Finance and Expenditure Select Committee.

Monetary Policy

The focus of monetary policy is on maintaining price stability.  A Policy Targets Agreement between the Governor of the Reserve Bank of New Zealand and the Minister of Finance sets out the specific targets for maintaining price stability, while seeking to avoid unnecessary instability in output, interest rates and the exchange rate.  The current Agreement was signed in May 2007.  For the purpose of the Agreement, the policy target is to keep future CPI inflation outcomes between 1% and 3% on average over the medium term.

Since 2004, monetary policy has been in a tightening phase with the Reserve Bank increasing the Official Cash Rate (OCR) by a total of 225 basis points from 5.0% in January 2004 to 7.25% in December 2005.  The policy tightening reflected a prolonged period of strength in the domestic economy which left productive resources stretched and led to a rise in non-tradable inflation.  As growth slowed, the Reserve Bank left rates unchanged throughout 2006 but indicated that further increases could be necessary if inflationary pressures did not abate.  The bounce-back in domestic demand meant these inflationary pressures did not ease as required.  In response, the Reserve Bank raised the Official Cash Rate by a further 100 basis points to 8.25% between March and July 2007.  Rates have remained at this level since.

Recent statements from the Reserve Bank, the latest being in its January 2008 official cash rate announcement, suggest that the tightening cycle may be over, with the Reserve Bank noting they feel the current policy settings are consistent with inflation remaining within the band over the medium term.

Fiscal Policy

On the fiscal front, the 1990s saw a consolidation of the country’s fiscal position with the Fiscal Responsibility Act (now Part 2 of the Public Finance Act 1989) ensuring that fiscal policy is prudent and transparent.  The Government remains committed to maintaining a sound fiscal position.

In 2006/07, a surplus on the Government operating balance of $8.66 billion was achieved.  This compares with a surplus of $11.48 billion in 2005/06 and $6.27 billion in 2004/05.  An operating surplus of $7.4 billion is forecast for 2007/08.

The Government’s fiscal policy approach is based on an assessment of the current state of government finances, the emergence of future spending pressures, particularly those associated with ageing, and the potential impact of shorter-term influences.  At a summary level, the Government’s fiscal approach is to:

•                  run operating surpluses on average across the economic cycle sufficient to meet New Zealand Superannuation Fund contributions;

•                  meet capital pressures and priorities; and

•                  manage debt at prudent levels.

Direct Public Debt

At 30 June 2007, New Zealand’s gross direct public debt was $31.2 billion, or 18.9% of estimated GDP.  At the same date, public sector foreign-currency debt was $2.0 billion, and interest charges on foreign-currency debt were $89 million.  The government has no net foreign-currency debt.

SELECTED STATISTICAL AND FINANCIAL DATA

Statistical Data

Statistical Data	2003	2004	2005	2006	2007
	(dollar amounts in millions)
Gross Domestic Product at	$130,996	$139,754	$149,385	$156,894	$164,714
Current Prices (1)(2)
Annual % Increase in Real GDP (1)(2)(3)	5.1	3.5	3.8	2.7	1.7
Population (thousands) (4)	4,027	4,088	4,134	4,185	4,228
Unemployment Rate (5)	4.8	4.1	3.7	3.6	3.6
Change in Consumer Price Index (6)	2.5	1.5	2.8	3.3	2.5
Exchange Rate (7)	0.5809	0.6293	0.7085	0.6190	0.7559
90–Day Bank Bill Rate (8)	5.23	6.07	7.03	7.47	8.32
10 Year Government Loan Stock Rate (8)	5.23	6.29	5.71	5.84	6.72
Terms of Trade Index (2)(9)	1007	1080	1091	1097	1122
Current Account Deficit as a % of GDP (1)(2)	-3.4	-4.8	-6.9	-9.3	-8.2

Government Finance (10)
Year ended 30 June	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08(11)
Total Revenue	57,027	60,387	67,065	76,919	77,566	79,608
Total Expenses	55,224	53,057	60,910	65,422	69,017	73,034
Miscellaneous Items	163	94	92	-24	114	—
Operating Balance	1,966	7,424	6,247	11,473	8,663	7,388
% of GDP	1.5%	5.2%	4.1%	7.3%	5.2%	3.7%
OBERAC (12)	5,580	6,629	8,873	8,648	7,920	—
Crown Net Worth	23,781	35,463	49,983	71,403	95,863	104,315

Net Direct Domestic Borrowing	-973	-682	-662	-1,221	-3,917	—
Net Direct Overseas Borrowing	1,381	-654	559	-16	312	—

Direct Public Debt
Internal Funded Debt	27,540.6	26,632.0	26,555.3	25,346.9	26,860.4	—
Internal Floating Debt	5,700.0	5,815.0	5,595.0	5,057.0	2,303.4	—
External Debt	4,997.4	4,315.2	3,931.3	5,116.4	2,048.0	—
Total Direct Public Debt	38,238.0	36,762.2	36,081.6	35,520.3	31,211.4	—

(1)        Year ended 31 March.

(2)        2007 data provisional.  Prior years’ data revised.

(3)        Production based – chain volume series expressed in 1995/96 prices.

(4)        June year resident population estimate.

(5)        June quarter, seasonally adjusted.

(6)        Annual percentage change, June quarter.

(7)        US$ per NZ$ monthly average for June.

(8)        June monthly average.

(9)        Year ended 30 June.  Base: June quarter 2002 = 1000.

(10)                  This table is prepared in accordance with New Zealand Generally Accepted Accounting Practice (GAAP).

(11)      2007/08 Budget revisions announced 18 December 2007.  2008 forecast year is based on a NZ IFRS basis.

(12)      Operating Balance Excluding Revaluations and Accounting Changes – The OBERAC is the operating balance adjusted for revaluation movements (principally applying to the liabilities of the Accident Compensation Corporation, Earthquak Commission and Government Superannuation Fund) and accounting policy changes.

NEW ZEALAND

Area and Population

New Zealand is situated in the South Pacific Ocean, 6,500 kilometres (4,000 miles) south-southwest of Hawaii and 1,900 kilometres (1,200 miles) to the east of Australia.  With a land area of 268,000 square kilometres (103,000 square miles), it is similar in size to Japan or Britain.  It is comprised of two main adjacent islands, the North Island and South Island, and a number of small outlying islands.  Because these islands are widely dispersed, New Zealand has a relatively large exclusive maritime economic zone of 3.1 million nautical square kilometres.

Over half of New Zealand’s total land area is pasture and arable land, and more than a quarter is under forest cover, including 1.8 million hectares of planted production forest.  It is predominantly mountainous and hilly, with 13% of the total area consisting of alpine terrain, including many peaks exceeding 3,000 metres (9,800 feet).  Lakes and rivers cover 1% of the land.  Most of the rivers are swift and seldom navigable, but many are valuable sources of hydro-electric power.  The climate is temperate and relatively mild.

New Zealand’s resident population at 30 June 2007 was estimated at 4,228,000.  With an estimated population of 1,394,000 people, the Greater Auckland Region is home to 33 out of every 100 New Zealanders and is the fastest growing region in the country.

New Zealand has a highly urbanised population with around 72 % of the resident population living in urban entities with 30,000 or more people.  Over half of all New Zealanders (53%) live in the four main urban areas of Auckland (1,294,000), Hamilton (194,700), Wellington (379,000) and Christchurch (378,700).  The estimated resident population of the South Island reached 1,008,400 in 2007, exceeding one million for the first time.  The South Island’s Canterbury region was the second fastest-growing region after Auckland.

The population is heavily concentrated in the northern half of the North Island (52%), with the remaining population evenly spread between the southern half of the North Island (24%) and the South Island (24%).

Form of Government

New Zealand is a sovereign state with a democratic parliamentary government based on the Westminster system.  Its constitutional history dates back to the signing of the Treaty of Waitangi in 1840, when the indigenous Maori people ceded sovereignty over New Zealand to the British Queen.  The New Zealand Constitution Act 1852 provided for the establishment of a Parliament with an elected House of Representatives.  Universal suffrage was introduced in 1893.  Like Canada and Australia, New Zealand has the British monarch as titular Head of State.  The Queen is represented in New Zealand by the Governor-General, appointed by her on the advice of the New Zealand Government.

As in the United Kingdom, constitutional practice in New Zealand is an accumulation of convention, precedent and tradition, and there is no single document that can be termed the New Zealand constitution.  The Constitution Act 1986 has, however, updated, clarified and brought together in one piece of legislation the most important constitutional provisions that had been enacted in various statutes.  It provides for a legislative body, an executive and administrative structure and specific protection for the judiciary.

Legislative power is vested in Parliament, a unicameral body designated the House of Representatives.  It currently has 121 members, who are elected for three-year terms through general elections at which all residents over 18 years of age are entitled to vote.  Authority for raising revenue by taxation and for expenditure of public money must be granted by Parliament.  Parliament also controls the government by its power to pass a resolution of no confidence or to reject a government proposal made a matter of confidence, in which event the government would be expected to resign.

The executive government of New Zealand is carried out by the Executive Council.  This is a formal body made up of the Cabinet and the Governor-General, who acts on the Cabinet’s advice.  The Cabinet itself consists of the Prime Minister and his/her Ministers, who must be chosen from among elected Members of Parliament.  Each Minister supervises and is responsible for particular areas of government administration.  Collectively, the Cabinet is responsible for all decisions of the government.

As a result of a referendum held in conjunction with the 1993 election, New Zealand changed from a “First Past the Post” (FPP) system of electing Members of Parliament to a “Mixed Member Proportional” (MMP) system of proportional representation.  MMP is similar to the German Federal system of election to the Lower House.  Under MMP, the total number of seats each party has in Parliament is proportional to that party’s share of the total list vote.  Around half of all Members of Parliament are elected directly as electorate representatives as under the FPP system. The remaining members are chosen by the parties from party lists. This change was put in place for the 1996 election.

At the last six general elections, the distribution of seats in Parliament among the principal parties was as follows:

	1990	1993	1996	1999	2002	2005
Labour Party	29	45	37	49	52	50
National Party	67	50	44	39	27	48
New Zealand First	—	2	17	5	13	7
Progressive	—	2	13	10	2	1
ACT	—	—	8	9	9	2
Green Party	—	—	—	7	9	6
United Future	—	—	1	1	8	3
Maori Party *	—	—	—	—	—	4
Other	1	—	—	—	—	—
TOTAL	97	99	120	120	120	121	*

*The Maori Party was formed in 2004, led by a former Labour Party MP.  Following a by-election, the Maori Party had one seat in Parliament and the Labour Party 51. The Maori Party won four electorate seats at the next general election in September 2005, one more than it was entitled to according to its share of party votes, thereby creating an “overhang” of one seat.

Following the general election in September 2005, eight political parties are represented in Parliament.  The Labour Party and the Progressive Party formed a minority coalition government after the election, as they had done during the previous term.  The New Zealand First and the United Future Parties have pledged to support the coalition on confidence and supply.  The Right Honourable Helen Clark, the Leader of the Labour Party, is Prime Minister and the Honourable Michael Cullen, Deputy Leader of Labour, is Deputy Prime Minister.

The next general election is scheduled to be held before the end of November 2008.

The judicial system in New Zealand is based on the British model.  By convention and the Constitution Act 1986, the judiciary is independent from the executive.

Social Framework

New Zealand has a high degree of social and political stability and a modern social welfare system which includes universal entitlement to primary and secondary education and subsidised access to health services for all residents.   The population is mainly European, with around 80% of residents designating themselves as being of European descent, 14.6% as New Zealand Maori, 6.9% as Pacific Islanders, 9.2% as Asian and 0.9% as other.  (Note:  Census respondents are able to give multiple responses to ethnicity questions, hence the number of responses is greater than the total population).  There is a high incidence of intermarriage among these groups.  The majority of Europeans are of British descent, while the New Zealand Maori are of the same ethnic origin as the indigenous populations of Tahiti, Hawaii and several other Pacific Islands.

The principal social services financed by the government are health and education, income support for low and middle income families, and a range of benefits and pensions, including New Zealand Superannuation and the unemployment, single parent, sickness and invalid benefits.  The publicly-funded social services are augmented by privately-financed schools, health services, pension plans and philanthropic services.

The Treaty of Waitangi

The Treaty of Waitangi is regarded as a founding document of New Zealand.  First signed at Waitangi on 6 February 1840, the Treaty is an agreement between Maori and the British Crown and affirms for Maori their status as the indigenous people of New Zealand.

The Treaty comprises three articles.  The first grants to the Queen of England the right to “govern” New Zealand while the second article guarantees Maori possession of their lands, forests, fisheries and other resources.  The third and final article gives Maori all the citizenship rights of British subjects.  There are outstanding claims by Maori that the Crown has breached the Treaty, particularly the guarantees under the second article.  Since 1992, the government has developed processes and polices to enable the Crown and Maori to settle any Treaty of Waitangi claim relating to events before September 1992.

Foreign Relations and External Trade

New Zealand foreign policy seeks to influence the international environment to promote New Zealand’s interests and values, and to contribute to a stable, peaceful and prosperous world.  In seeking to make its voice heard abroad, New Zealand aims to advance and protect both its security and prosperity interests.

Trade is essential to New Zealand’s economic prosperity.  Exports of goods and services make up over 30% of New Zealand’s GDP.  New Zealand’s trade interests are well diversified: Australia, North America, the European Union, and East Asia each take between 15% and 30% of New Zealand’s exports.  New Zealand remains reliant on exports of commodity-based products as a main source of export receipts and relies on imports of raw materials and capital equipment for industry.

New Zealand is committed to a multi-track trade policy which includes the following measures:

•                  multilateral trade liberalisation through the World Trade Organisation (WTO);

•                  regional co-operation and liberalisation through active membership of such fora as the Asia Pacific Economic Cooperation (APEC) and the East Asian Summit;

•                  bilateral trade arrangements such as the Closer Economic Relations (CER) agreement with Australia, recently concluded agreements with Singapore and Thailand and the “Pacific Four” Agreement  with Singapore, Chile and Brunei.  Negotiations are also currently underway with ASEAN, China, Malaysia and the Gulf Cooperation Council.  Similar arrangements with other economies are being actively pursued; and

•                  a focus on building regional relationships through various policy initiatives.

New Zealand remains committed to a reduction of world-wide trade barriers.  Tariffs have been systematically reduced and quantitative controls on imported goods eliminated.  Currently around 95% of goods come into New Zealand tariff free, including all goods from Least Developed Countries.

New Zealand was active in laying the foundations for the Doha round of WTO negotiations.  Agriculture and services are of prime importance to the New Zealand economy and agriculture in particular is central to the Doha negotiations.  New Zealand will be working with other like-minded countries to reduce barriers to trade in goods and services and provide improved market access for New Zealand exporters.

New Zealand, as a member of APEC, is committed to achieving APEC’s goals of free trade and investment in the region. Asia-Pacific regional linkages remain at the core of New Zealand’s political and economic interests.  The countries of APEC take more than 70% of New Zealand’s exports.  They provide 70% of New Zealand’s tourist visitors and 80% of New Zealand’s investment.

Membership in International Economic Organisations

New Zealand is a long-standing member of the Organisation for Economic Cooperation and Development (OECD), the International Monetary Fund (IMF) and the International Bank for Reconstruction and Development (World Bank).

Other major international economic organisations of which New Zealand is an active member include the International Finance Corporation, the International Development Association (part of the World Bank Group), the Asian Development Bank and the European Bank for Reconstruction and Development.  Recently, the Cabinet decided to join the Multilateral Investment Guarantee Agency, an affiliate of the World Bank.  New Zealand is also a contracting party to the World Trade Organisation.

Environmental Policy

The New Zealand government recognises that sustainable development principles should underpin its economic, social and environmental policies both domestically and internationally.  “Sustainable development” integrates concern for social, economic and environmental issues, taking into account the long-term as well as short-term effects of policy decisions.

New Zealand’s low population and limited industrial base means that environmental issues are generally less severe than those in many other industrialised countries.  Many of the big environmental issues for New Zealand in the first decade of the 21st century are also economic and public health issues.  More sustainable use of water, managing marine resources, reducing waste and improving energy efficiency are all essential for creating wealth and quality of life as well as for environmental sustainability.  However, the decline of the country’s unique plants, animals and ecosystems is New Zealand’s most pervasive environmental issue.  Programmes are in place or under further development in all these areas.  More broadly, the Resource Management Act provides a national framework for addressing environmental issues, with local government having the major responsibility for planning and environmental approvals at a local level.

A particular challenge for New Zealand relates to determining the most appropriate way forward in relation to climate change.  This has both an international and a domestic perspective.  New Zealand is a small country with a unique emissions profile as a result of the prominent place that land-use industries hold in the New Zealand economy.  Particular challenges relate to abating agricultural emissions, which make up nearly 50% of New Zealand’s greenhouse gas emissions.  New Zealand could be affected by significant climatic change and the government is therefore committed to assisting in the international climate change dialogue.

The Government has announced its intention to introduce an emissions trading scheme for greenhouse gas emissions.  The scheme will, over time, include all sectors and all gases, with sectors being phased into the scheme over the period from 2008 to 2013, starting with forestry from 1 January 2008, liquid fossil fuels in 2009, stationary energy and industrial process emissions in 2010, and agriculture, waste and all other emissions in 2013.

THE ECONOMY OF NEW ZEALAND:  OVERVIEW

Introduction

New Zealand has a mixed economy which operates on free market principles.  It has sizable manufacturing and service sectors complementing a highly efficient agricultural sector.  Exports of goods and services account for around one third of real expenditure GDP.

Background

New Zealand emerged from World War II with an expanding and successful agriculture-based economy.  In the 1950s and 1960s, a period of sustained full employment, GDP grew at an average annual rate of 4%.  Agricultural prices remained high, due in part to a boom in the wool industry during the Korean War.  However, even during this period there were signs of weakness.  In 1962, the Economic and Monetary Council advised the government that between 1949 and 1960 New Zealand’s productivity growth had been one of the lowest amongst the world’s highest earning economies.

In the late 1960s, faced with growing balance of payments problems, successive governments sought to maintain New Zealand’s high standard of living with increased levels of overseas borrowing and increasingly protective economic policies.

Problems mounted for the New Zealand economy in the 1970s.  Access to key world markets for agricultural commodities became increasingly difficult.  The sharp rises in international oil prices in 1973 and 1974 coincided with falls in prices received for exports.  As in many OECD countries, policies in New Zealand were principally aimed at maintaining a high level of economic activity and employment in the short term.  High levels of protection of domestic industry had greatly undermined competitiveness and the economy’s ability to adapt to the changing world environment.  The combination of expansionary macro policies and industrial assistance led to macroeconomic imbalances, structural adjustment problems and a rapid rise in government indebtedness.  After the next major shift in oil and commodity prices in 1979 and 1980, New Zealand’s position deteriorated further.

From around 1984 onwards, the direction of economic policy in New Zealand turned away from intervention toward the elimination of many forms of government assistance.  On the macroeconomic level, policies were aimed at achieving low inflation and a sound fiscal position while microeconomic reforms were introduced to open the economy to competitive pressures and world prices.

The reforms included the floating of the exchange rate, abolition of controls on capital movements, the ending of industry assistance, the removal of price controls, deregulation across a number of sectors of the economy, corporatisation and privatisation of state-owned assets, and labour market legislation aimed at facilitating more flexible patterns of wage bargaining.

After a period of weak growth during the late 1980s, New Zealand’s economic performance improved significantly during the 1990s.  From mid-1991, the economy grew strongly with particularly strong output from 1993 to 1996, with annual average growth in real GDP peaking at 6.8% in June 1994.

The past decade

Growth slowed during 1997 and 1998 due to a slowdown in key Asian trading partners together with a drought that affected large parts of the country over the 1997/98 and 1998/99 summers.

After this period, the economy performed strongly with the exception of a short weaker period during 2001 when growth slowed to around 2%, much lower than the 5.8% peak reached in the year to June 2000.  However, the economy regained momentum, with a combination of two good agricultural seasons, relatively high world prices for New Zealand’s export commodities, a low exchange rate and a robust labour market contributing to strong income flows throughout the economy.

Over 2002 to 2004, growth in GDP was generally in the 3.5% to 4.5% range, peaking at 5.2% annual average growth in December 2002.  This period of strong growth included a period in which the economy was subject to several temporary negative events.  These included travel disruptions and uncertainty due to the conflict in Iraq, the outbreak of Severe Acute Respiratory Syndrome (SARS) in Asia and the effects of dry weather on hydro-electricity production and farm output.

Since 2004, growth has eased as a result of high oil prices, interest-rate increases and weakness in the external sector, with the economy remaining flat in the second half of 2005.  There was a recovery during 2006 as the exchange rate depreciated, but annual average growth of 1.7% for the year to December 2006 was well down from the recent peak of 4.4% in the year to 30 September 2004.

From the mid-1990s, the current account deficit increased from the 2.7% to 4.1% range which had prevailed between 1990 and 1994, to 6.4% in 2000.  The increase in the deficit was primarily caused by the international income deficit increasing, reflecting New Zealand’s increased net international liability position.  A depreciation of the exchange rate from 2000 saw the annual current account narrow to 2.8% of GDP in September 2001.  A subsequent appreciation of the exchange rate saw the current account deficit reach 9.3% of GDP in the year to June 2006.

Recent Developments and Outlook

The economic recovery experienced in late 2006 continued into 2007 with quarterly growth of 1.2% and 0.8% in the March and June quarters respectively.  Slowing domestic activity saw growth drop to 0.5% in the September quarter, taking annual average growth to 2.7% for the year to September 2007.  Quarterly growth is forecast to be around 3%  in the year to March 2008.  However, growth is then expected to slow in the year to March 2009 as domestic demand slows in response to higher interest rates before recovering to around trend levels as  there is a lagged response from exports to an expected depreciation of the exchange rate.

Many of the forces which led to the slower household demand growth in the economy in 2005 and 2006 were reversed towards the end of 2006 and drove a rebound in growth in early 2007.  The key factors were renewed strength in house prices, a fall in petrol prices and increases in export commodity prices.  In addition, the labour market and government expenditure provided continuing support, outweighing the impact of tighter monetary conditions.  The increase in interest rates, and the impact of past rate rises progressively being reflected in mortgage rates, is expected to dampen private consumption and residential investment demand, particularly in the March 2009 and 2010 years.

Firms’ margins came under increasing pressure during 2006, with firms unable to fully pass on to customers rising cost pressures, especially for labour and petrol.  Firms responded by cutting back investment, with the depreciation of the exchange rate early in 2006 also raising the cost of imported investment goods and discouraging new investment over this time.  The appreciation of the New Zealand dollar during 2007, coupled with the reacceleration of economic growth and continued capacity constraints promoted a rebound in business investment, which is expected to continue for some time.  The resurgence in investment (as well as private consumption), coupled with the high exchange rate, means import volume growth is likely to remain strong in the year ending March 2008..  After this, slowing domestic activity should dampen import growth.

The depreciation in the New Zealand dollar over the first half of 2006 and improved agricultural production helped to increase exports, although the exchange-rate depreciation proved to be short-lived and export volumes fell again in the June and September quarters of 2007.  The terms of trade increased sharply in the December 2006 quarter and continued to increase further during 2007, supporting export values (as well as private consumption) in 2007.  Current high world dairy prices are expected to be reflected in prices received for dairy exports throughout 2008, providing a further substantial terms of trade boost.  A high exchange rate, coupled with slowing price growth for some exports, is expected to mute export volume growth in the March 2008 and 2009 years.  Export volume growth is expected to recover further out, however, in response to a falling exchange rate.

The annual current account deficit is expected to narrow over the next 5 years from its June 2007 level of 8.2% of GDP.  Strong export price growth over 2008, followed by an assumed exchange-rate depreciation over 2009, along with slowing import growth due to a relatively weak outlook for domestic demand, is expected to contribute to the continued narrowing.

Annual Consumer Price Index (CPI) inflation increased from 2.6% in December 2006 to 3.2% in December 2007, largely driven by higher petrol and food prices.  Inflation is expected to remain elevated over 2008 due to resource pressures in the economy and as an expected gradual depreciation of the currency leads to higher tradable inflation.

A large proportion of the risks and uncertainties concerning the outlook for the New Zealand economy relates to the global economic outlook, especially around global financial markets and international commodity prices.  If global growth remains robust, household behaviour, particularly its resilience or vulnerability to shocks, will be an important driver of developments.  The path taken by the exchange rate, particularly if continued appreciation were to occur, and uncertainty around oil prices are additional risks to the outlook.

Fiscal Policy

Prudent Fiscal Management:  The Public Finance Act 1989

In 1994, the Government enacted the Fiscal Responsibility Act.  The Act was intended to assist in achieving consistent, good quality fiscal management over time, which would enable the Government to make a major contribution to the economic health of the country and be better positioned to provide a range of services on a sustained basis.  This Act has now been repealed but its provisions have largely been incorporated into Part 2 of the Public Finance Act 1989.

Part 2 requires the Crown’s financial reporting to be in accordance with New Zealand Generally Accepted Accounting Practice.  The primary fiscal indicators are the operating balance, debt and net worth.

Part 2 requires the Government to pursue its policy objectives in accordance with the principles of responsible fiscal management set out in the Act.  These include:

•                  reducing debt to prudent levels to provide a buffer against future adverse events;

•                  maintaining, on average, operating balance once prudent debt levels are reached i.e., the Government is to live within its means over time, with some scope for flexibility through the business cycle;

•                  achieving and maintaining levels of net worth to provide a buffer against adverse events;

•                  managing the risks facing the Crown; and

•                  pursuing policies that are consistent with a reasonable degree of predictability about the level and stability of future tax rates.

Key Fiscal Indicators

Operating Balance:  Following a prolonged period of fiscal deficits, New Zealand achieved surpluses in 1993/94 and has remained in surplus since.  The initial improvement in the operating balance from 1993/94 onwards reflected a growing economy, increasing tax revenues and firm expense control.  Subsequent reductions in the operating balance reflected two rounds of tax reductions, lower nominal economic growth (which reduced tax revenue growth), and changes in accounting policy.  Operating balances started to increase again from 2000, reflecting the Government’s intention of building structural surpluses to assist in pre-funding future demographic pressures.

Core Crown operating expenses have been reduced as a percentage of GDP from over 40% in 1992/93 to 32.4% in 2006/07.  Expenses have been controlled with output budgeting, accrual reporting and decentralised cost management.

In 2006/07, the operating balance was a surplus of $8.66 billion.   Operating surpluses are expected to continue over the forecast period.  Forecasts for 2007/08, 2008/09, 2009/10, 2010/11 and 2011/12 are $7.4 billion, $6.1 billion, $5.9 billion $6.1 billion and $6.2 billion respectively.  Core Crown expenses as a percentage of GDP are expected to be around 33.0% of GDP by 2011/12.

Net debt:   Net debt has fallen from 49% of GDP in 1992/93 to 2.1% in 2006/2007.  Debt repayments have been financed from ongoing operating surpluses and, in the period up to 1999, asset sales proceeds.  (There have been no substantial asset sales since 1999.)  Looking forward, net debt is expected to remain flat at around 1.0% of GDP.

Net worth:  Net worth increased from $71.4 billion in 2005/06 to $95.9 billion in 2006/07.  This improvement reflects the ongoing operating surplus plus revaluations of physical assets.

Direct Public Debt

Prior to March 1985, successive Governments had borrowed under a fixed exchange-rate regime to finance the balance of payments deficit.  Since the adoption of a freely floating exchange-rate regime, Governments have undertaken new external borrowing only to rebuild the nation’s external reserves and to meet refinancing needs.

Direct public debt decreased by a net amount of $4,309 million including swaps between 1 July 2006 and 30 June 2007.  This decrease consisted of a net decrease in internal debt of $1,241 million and a net decrease in external debt of $3,068 million.

Government gross direct debt amounted of 18.9% of GDP in the year ended June 2007, down from 22.7% the previous year.

National Accounts

In the year to September 2007, the New Zealand economy recorded average annual growth of 2.7%.  Growth in the September quarter was 0.5% following growth of 0.7% in the June quarter and 1.2% in the March quarter.

Gross Domestic Product and Gross National Expenditure (1)

The following table shows Gross Domestic Product and Gross National Expenditure in nominal terms for the last five March years:

Year ended 31 March	2003	2004	2005	2006	2007
		(dollar amounts in millions)
Compensation of Employees	55,222	59,484	64,005	68,542	73,875
Net Operating Surplus	41,447	43,946	46,378	46,757	46,897
Consumption of Fixed Capital	17,895	18,792	20,146	21,726	23,614
Indirect Taxes	16,845	17,972	19,115	20,406	21,591
Less Subsidies	413	440	491	582	598
Gross Domestic Product	130,996	139,754	149,153	156,849	165,379

Final Consumption Expenditure
General Government	22,539	24,388	26,262	28,416	30,638
Private	76,868	82,052	87,667	93,565	98,623
Physical Increase in Stocks	1,094	1,329	1,650	828	-317
Gross Fixed Capital Formation	28,025	31,583	34,965	37,743	38,099
Gross National Expenditure	128,525	139,351	150,544	160,552	167,044

Exports of Goods and Services	42,565	40,658	43,354	43,786	48,198
Less Imports of Goods and Services	40,095	40,254	44,513	47,444	50,528
Expenditure on Gross Domestic Product	130,996	139,754	149,385	156,894	164,714

(1)        2007 data estimated.  Prior years’ data revised

Gross Domestic Product by Production Group (1)

The following table shows Gross Domestic Product by major industries at constant 1995/96 prices:

Year ended 31 March	2003	2004	2005	2006	2007	2007 % of Total
		(dollar amounts in millions)
Finance Insurance & Business Services, etc	29,720	30,432	31,346	32,718	33,815	25.9%
Manufacturing	18,397	18,892	19,325	19,011	18,668	14.3%
Personal & Community Services	14,046	14,557	14,989	15,361	15,927	12.2%
Transport & Communication	11,696	12,138	12,838	13,194	13,440	10.3%
Wholesale Trade	9,025	9,195	9,823	10,082	10,069	7.7%
Retail, Accommodation, Restaurants	8,419	8,866	9,406	9,830	10,111	7.8%
Construction	5,180	5,604	6,030	6,304	6,080	4.7%
Agriculture	5,558	5,920	6,151	6,487	6,491	5.0%
Govt Administration & Defence	4,641	4,886	5,174	5,479	5,765	4.4%
Fishing, Forestry, Mining	3,078	2,793	2,782	2,697	2,659	2.0%
Electricity Gas & Water	2,316	2,371	2,478	2,338	2,402	1.8%
Gross Domestic Product	116,143	120,219	125,070	128,428	130,441	100.0%
Annual Average % change	5.1	3.5	4.0	2.7	1.6
Primary Industries	8,623	8,774	9,019	9,320	9,300	7.1%
Goods Producing Industries	25,899	26,872	27,868	27,657	27,195	20.8%
Services Industries	77,286	79,801	83,205	86,340	88,876	68.1%

(1)        2007 data estimated.  Prior year’s data revised.

Prices and Costs

New Zealand experienced a substantial improvement in inflation performance during the 1990s relative to previous decades.  With the exception of a short period during 1995, annual inflation, as measured by the Consumers Price Index (CPI), remained below 3% from September 1991 through to June 2000.  Inflation peaked at 4.0% in 2000 as a result of strong growth in the economy and a fall in the value of the New Zealand dollar.  Inflation then declined to 1.5% on an annual basis in mid-2003 and remained close to that rate until June 2004 when it increased to 2.4%.

Since 2004, inflationary pressures have intensified.  Continued strength in the housing market, coupled with stretched productive resources, has contributed to ongoing non-tradables inflation.  Non-tradables inflation fell to 3.9% in December 2006, the first time it has been below 4% in four years.  Tradables inflation has generally been low over the past five years due to the high dollar relative to historical levels.

In the year to June 2006, annual inflation reached 4.0% as increases in international oil prices flowed through to higher petrol prices.  Inflation then moderated, with lower petrol prices and increased government subsidies helping to reduce annual inflation in September 2007 to 1.8%.  However, rising petrol and food prices saw inflation increase to 3.2% in the year to December 2007.  Inflation is expected to remain at around 3% throughout 2008, reflecting still stretched productive resources and an expected gradual depreciation of the currency.  After that, inflation is expected to ease gradually as a result of weaker domestic demand.

Other price measures reflect the current position of the economy.  The terms of trade are at a 34-year high as higher prices for New Zealand’s commodity exports have offset higher import prices in recent years.  The terms of trade currently sit nearly 16% higher than they were at the end of 2002.  Strong commodity prices over the past year, particularly for dairy, will boost export prices, with the result that the terms of trade are likely to continue to increase over 2008.

Producer price inflation for inputs was negative for most of the period from the second half of 2002 until the first quarter of 2004, with the appreciating exchange rate an important contributor.  Producer price inflation turned positive in the year to June 2004 and rose to an annual rate of 8.0% in the June 2006 quarter before declining sharply to 1.3% in December 2007, as a result of the higher New Zealand dollar.

Wages have picked up over the last couple of years, reflecting the tight labour market.  Growth in the index of salary and ordinary-time wage rates averaged around 2.3% per annum in 2003 and 2004 but has been consistently above 3% since September 2005.

The following table shows on a quarterly basis the Terms of Trade Index, the Producers Price Index, the Consumers Price Index, and the Labour Cost Index and, in each case, the percentage change over the same quarter of the previous year.

Prices and Costs

		Terms of trade (1)		Producer Price Index (2)		Consumer Price Index (3)		Labour Cost Index (4)
2003	March	996	-5.1%	1147	-1.3%	913	2.5%	1039	2.3%
	June	1007	0.7%	1141	-1.9%	913	1.5%	1044	2.3%
	September	1004	2.2%	1149	0.3%	918	1.5%	1052	2.3%
	December	1035	6.6%	1149	0.2%	924	1.6%	1057	2.3%

2004	March	1057	6.1%	1144	-0.3%	928	1.5%	1062	2.2%
	June	1080	7.2%	1161	1.8%	935	2.4%	1068	2.3%
	September	1077	7.3%	1176	2.3%	941	2.5%	1075	2.2%
	December	1081	4.4%	1186	3.2%	949	2.7%	1083	2.5%

2005	March	1105	4.5%	1189	3.9%	953	2.8%	1089	2.5%
	June	1091	1.0%	1212	4.4%	962	2.8%	1096	2.6%
	September	1087	0.9%	1246	6.0%	973	3.4%	1108	3.1%
	December	1060	-1.9%	1262	6.4%	979	3.2%	1117	3.1%

2006	March	1069	-3.3%	1273	7.1%	985	3.3%	1124	3.2%
	June	1097	0.5%	1309	8.0%	1000	4.0%	1132	3.3%
	September	1073	-1.3%	1333	7.0%	1007	3.5%	1143	3.2%
	December	1100	3.8%	1328	5.2%	1005	2.6%	1153	3.2%

2007	March	1117	4.5%	1308	2.7%	1010	2.5%	1160	3.2%
	June	1122	2.3%	1325	1.2%	1020	2.0%	1167	3.1%
	September	1163	8.4%	1355	1.7%	1025	1.8%	1179	3.1%
	December	N/A	N/A	1373	1.3%	1037	3.2%	1192	3.4%

(1)    Base: June quarter 2002 = 1000.

(2)    All industry inputs.  Base: December quarter 1997 = 1000.

(3)    Base: June quarter 2006=1000.

(4)    All industry ordinary time salary and wage.  Base: June quarter 2001 = 1000.

Labour Markets

New Zealand has a decentralised labour market.  Enterprise bargaining predominates in the negotiation of the terms and conditions of employment.  The Employment Relations Act 2000 provides the statutory framework that supports the building of productive employment relationships.  The legislation promotes collective bargaining in various ways, such as providing that only unions and employers can be parties to collective agreements, and giving employees the right to strike in pursuit of multi-employer contracts.  It also requires the parties to employment relationships (unions, individual employees and employers) to deal with each other in good faith.  At the same time, individual choice is protected in terms of freedom of association and union membership, and the choice of collective and individual employment agreements.  The legislation promotes mediation to assist in the early resolution of workplace disputes.

In 2004 and 2006, the government made amendments to strengthen the Act to ensure it is better able to achieve its key objectives of promoting good faith, collective bargaining and the effective resolution of employment relationship problems.  The amendments also provide protective measures for employees affected by the sale, transfer or contracting out of businesses.

A set of minimum employment standards also underpins employment relationships and protects the more disadvantaged in the workforce.  Legislation here includes the Minimum Wage Act, the Equal Pay Act, the Holidays Act and the Parental Leave and Employment Protection Act.

Employment growth has been strong, with annual growth averaging 2.5% over the last four years.  The unemployment rate has also continued to decline, from around the 6% to 8% range in the late 1990s to its December 2007 level of 3.4%, which was the lowest in the 20 years of the series.  Strong employment growth, combined with low unemployment, meant that in June 2007, the labour force participation rate reached an all time high of 68.8%, although it eased slightly in September 2007 to 68.3% before rising back to 68.8% in December.

New Zealand has experienced some highly cyclical fluctuations in labour productivity growth over its recent history.  The start of this decade coincided with strong labour productivity growth, although the lift in employment over the last few years has seen labour productivity growth weaken.  In the year to September 2007, labour productivity growth was 1.9%, an improvement on 1.1% in the year to September 2006.  Improvements in productivity growth need to be achieved if New Zealand is to improve its GDP per capita ranking amongst OECD countries.  Growth depends on the ability of firms to move resources into productive activities, and for productive new firms to replace less productive ones.  From this perspective, New Zealand’s relatively high rate of job turnover and of firm creation and destruction suggests that there is a relatively low level of regulatory and institutional impediments to employment, disinvestment and innovation.  Attention continues to be given to building up skill levels in the workforce and to addressing skill shortages.

INDUSTRIAL STRUCTURE AND PRINCIPAL ECONOMIC SECTORS

Primary Industries

The agricultural, horticultural, forestry, mining and fishing industries play a fundamentally important role in New Zealand’s economy, particularly in the export sector and in employment.  Overall, the primary sector accounts for 7.2% of GDP and contributes over 50% of New Zealand’s total export earnings.

Agriculture and Horticulture

Agriculture directly accounts for around 5% of GDP, while the manufacture of primary foods accounts for a further 2.9%.  Downstream activities, including transportation, rural financing and retailing related to agricultural production also make important contributions to GDP.

The current surge in commodity (particularly dairy) prices has highlighted the importance that agriculture plays in the New Zealand economy.  High commodity prices have boosted disposable incomes, helping to boost domestic demand and GDP growth.

Rising demand from developing countries and supply constraints have helped push dairy prices to their highest ever level in both world and NZD terms.  In the year to September 2007, world dairy spot prices grew 116% according to the ANZ commodity price index.  Increased dairy farm conversions, as well as favourable growing conditions, ensured a new record milk production level

Horticultural crops have become increasingly important, with the principal crops being apples and kiwifruit.  Other significant export crops include wine, onions, processed vegetables, squash and seeds.  The value of horticultural exports is estimated to be around $2.2 billion per annum.

The following table shows sales of the principal categories of agricultural products for the years indicated, and as a percentage of agricultural sales for 2007.

Gross Agricultural Production (1)

	Year ended 31 March
	2003	2004	2005	2006	2007	2007 % of Total
			(dollar amounts in millions)
Dairy	4,500	5,258	5,518	5,101	6,297	33.1%
Sheepmeat	2,068	2,254	2,433	2,622	2,807	14.7%
Cattle	2,144	2,135	2,209	2,160	2,270	11.9%
Agricultural Services	2,036	1,786	1,821	1,868	2,120	11.1%
Fruit	1,326	1,318	1,336	1,304	1,478	7.8%
Vegetables	834	732	789	849	928	4.9%
Sales of live animals	761	828	739	715	829	4.4%
Wool	707	585	586	544	560	2.9%
Crops and seeds	506	441	374	364	392	2.1%
Other horticulture	296	299	276	278	322	1.7%
Pigs	179	171	187	210	256	1.3%
Other farming	173	218	230	221	245	1.3%
Non-farm income	221	213	221	210	224	1.2%
Deer	162	156	157	164	166	0.9%
Poultry/eggs	121	125	137	135	131	0.7%
Value of livestock change	31	4	-77	254	8	0.0%
TOTAL GROSS REVENUE	16,065	16,523	16,936	16,999	19,034	100.0%

(1)    All data estimated

Forestry

After a period of weak growth, the output of the forestry and logging sector grew 6.8% in real terms in the year to September 2007.  Forestry and logging makes up around 1.1% of GDP and is the basis of an important export industry, with almost 70% of wood from the planted production forests eventually being exported in a variety of forms, including logs, wood chips, sawn timber, panel products, pulp and paper, and further manufactured wooden products, including wooden furniture.

For the year ended September 2007, the value of exports of forestry products was $3,330 million (f.o.b.), 9.6% of New Zealand’s total merchandise exports.  The largest markets for forestry exports are Australia, Japan and the United States.  The Republic of Korea and China are important developing markets.

New Zealand’s climate and soils are well-suited to the growth of planted production forests.  These forests cover an area of 1.8 million hectares and produce over 99% of the country’s wood.  Radiata pine, which makes up 89% of the plantation estate, matures in 25 to 30 years, more than twice as fast as in its natural habitat of California.  This species has had considerable research investment and has demonstrated its versatility for a wide range of uses.  The second most important species is Douglas fir, which makes up 6% of the planted forest area.

New Zealand’s total planted forest growing stock at 1 April 2006 was estimated at 418 million cubic metres.  For the year ended September 2007, an estimated 20.5 million cubic metres of wood were harvested from production forests.  Of this, 6.3 million cubic metres were exported as logs and the balance was manufactured into a range of products, including 4.4 million cubic metres of sawn timber; 2.2 million cubic metres of wood panels and 1.5 million tonnes of wood pulp (made from harvested logs plus residues from sawmills).  The wood pulp was then exported as unprocessed pulp (876,000 tonnes) or manufactured into paper and paperboard (867,000 tonnes, including from recycled paper).

Forecasts indicate that the current annual harvest of 20.5 million cubic metres could increase to 27 million cubic metres by 2010.

Fishing

New Zealand has an Exclusive Economic Zone (EEZ) of 3.1 million nautical square kilometres supporting a wide variety of inshore fish, some large deep-water fin fish, squid and tuna.  New Zealand’s unpolluted coastal waters are also well-suited to aquaculture.  The main species farmed are Pacific oyster, green-lipped mussels and quinnat salmon.

Fishing is a major New Zealand industry and an important merchandise export earner.  Fish and other seafood accounted for $1,106 million in export revenues in the year ended September 2007, about 3.2% of total merchandise exports.  The most important export species are green-lipped mussels, hoki, mackerel, squid and tuna.  Smaller volume but high value exports are rock lobster, abalone and orange roughy.  The main export markets are the United States, Japan and Australia.

The conservation and management of the fisheries is based on a quota management system designed to protect the future sustainability of the fisheries while facilitating their optimum economic use.  The system uses market forces, together with scientific assessments of fish stocks, to allocate fishing rights without arbitrarily restricting fishing methods.

Energy and Minerals

New Zealand has significant natural energy resources, with good reserves of coal, natural gas and oil/condensate, extensive geothermal fields, and a geography and climate which have supported substantial hydro-electric development.  The main minerals mined, in addition to coal, are gold, silver, ironsands, various industrial minerals and gravel for construction.

Programmes for the exploitation of New Zealand’s energy resources were accelerated after the first oil shock in 1973.  Oil and gas exploration was increased and energy conservation programmes were developed and promoted.  As a result, New Zealand is able to meet a significant proportion of its overall energy requirements.

Since 1984, the government has separated its commercial activities from its policy and regulatory functions in the energy sector, corporatised energy providers and deregulated the previously controlled oil, gas and electricity markets.

Natural Gas:   Natural gas is currently produced in the Taranaki region of the North Island from the large offshore Maui field, and smaller onshore fields.  There are two main groups of users of gas in New Zealand; electricity generation and reticulation.  Around 40% of natural gas is used for electricity generation and the remainder is reticulated in the North Island as a premium fuel.  Gross natural gas production was 161,381 terajoules in the year to June 2007. Natural gas production has been reducing over recent years as the Maui field draws down and is replaced by other smaller and more diverse fields.  The offshore Kupe oil and gas field is expected to provide 15% of New Zealand’s gas requirements when it comes on-stream in 2009.

Oil:   New Zealand’s crude oil production was 842,000 tonnes in the year ended 30 June 2007 (an increase of 15.6% over the previous year), of which 69% was exported.  Crude petroleum production has been increasing since the latter half of 2006 when the Taranaki inshore Pohukara field commenced production.  The new offshore Tui field commenced commercial production at the end of 2007.  Other fields are at varying stages of development. Total crude petroleum imports were 4.0 million tonnes.

Domestic gasoline production was 1.48 million tonnes, of which about 17 percent was premium unleaded petrol and 83 percent regular unleaded petrol.  Domestic consumption of gasoline was 2.4 million tonnes.

Coal:  Coal is New Zealand’s most abundant energy resource with total in-ground resources estimated at about 15 billion tonnes.  Of this, 8.6 billion tonnes is judged to be economically recoverable from 42 coalfields.  Of this amount, 80% is relatively low-grade lignite, 15% is middle-grade sub-bituminous, and the remaining 5% is bituminous.  Lignite is used mainly for industrial fuel and sub-bituminous coal for industrial fuel, steel manufacture, electricity generation and domestic heating.  Bituminous coal, which is typically very low ash, low sulphur coking coal, is mainly exported for metallurgical applications.

In the year to June 2007, total coal production was 5.8 million tonnes, of which approximately 2.7 million tonnes of bituminous coal were exported.   Major export initiatives are being developed at coal fields on the West Coast of the South Island owned by private operators and by the State-owned Enterprise (SOE), Solid Energy.

Electricity:  In 1994, the government commenced a process for the restructuring of the state-owned electricity sector to promote greater economic efficiency in the electricity generation, distribution and retail industries.  This also involved requiring local power companies to separate the ownership and control of line businesses from their energy retailing and generation activity.

As a result, the transmission and generation functions of the former SOE, the Electricity Corporation of New Zealand (ECNZ), were separated, with a new SOE, Transpower, undertaking the transmission functions.  The generation assets of ECNZ have since been further separated, with approximately a third being privatised and now operating as Contact Energy, and the remainder being split into three competing SOEs; Meridian Energy, Genesis Power and Mighty River Power.

During 2003, the government established an Electricity Commission to govern the electricity industry.  This was triggered by the failure of the electricity industry to establish a self-governance regime as originally envisaged by the government.  Government regulations and rules have replaced the previous trading arrangement.  Regulation-making powers are also available in the Electricity Act 1992 (as amended in 2001) covering a broad range of other industry issues such as transmission pricing and investment.

The Electricity Commission is also tasked with ensuring long-term security of electricity supply, primarily through the provision of dry-year reserve generation capacity, to ensure that electricity demand can be met in a “One in 60” dry year without the need for national conservation campaigns.  A 155-megawatt reserve generation plant has been built to meet this objective.

Power from renewable resources (hydro and wind generation) accounted for around 60% of total electricity production in 2007 with thermal and geothermal generation making up the remainder.

Manufacturing

New Zealand’s manufacturing industries make an important contribution to the national economy.  In the 12 months to September 2007, manufacturing sector output accounted for 14.2% of real GDP.  The proportion of the labour force employed in manufacturing was 12.8%.  Primary sector processing (food and forestry) makes up a significant proportion of the sector.

Annual average growth in manufacturing was around 1% to 2% during much of 2001 and 2002 but lifted to just over 10% early in 2003.  It has since slowed, with the level of manufacturing activity falling since September 2005.  For the year ended September 2007, real manufacturing output fell 0.6%.  This weakness is likely to have been caused by the high New Zealand dollar resulting in exports becoming less competitive overseas and increased pressures on domestic producers exposed to cheaper imports.

Exports are a primary driver of growth in the manufacturing sector.  Despite recent weakness, the performance of non-commodity manufactured export volumes has been especially impressive since 1990, averaging nearly 5% annually since 1991.  An international focus by New Zealand manufacturers, combined with attention to marketing, design, reliability, customer responsiveness and cost, have been key factors in this success.

The following table sets out the sales of goods and services in the manufacturing sector for the five years ended 30 September 2007.

Operating Income of the Manufacturing Sector by Industry Group

	Year ended 30 September
Industry Division	2003	2004	2005	2006	2007	2007 % of Total
		(dollar amounts in millions)
Food
Meat and Dairy	15,993	17,050	17,029	19,054	19,210	25.7
Other food, beverages and tobacco	9,836	10.030	9,997	10,944	11,236	15.1
Metal products	6,360	7,008	7,329	7,517	7,922	10.6
Petroleum, coal and chemical products	7,332	7,506	7,969	7,694	7,819	10.5
Wood and paper products	6,921	7,340	7,136	7,280	7,640	10.2
Machinery and equipment	5,926	6,506	6,732	7,003	7,059	9.5
Printing, publishing and recorded media	3,401	3,596	3,772	3,808	3,828	5.1
Non-metallic mineral products	2,124	2,303	2,571	2,634	2,820	3.8
Transport equipment	2,322	2,329	2.420	2,273	2,505	3.4
Textile and apparel	2,933	2,736	2,597	2,472	2,472	3.3
Furniture and other manufacturing	1,977	2,036	2,112	2,117	2,105	2.8
TOTAL	65,123	68,442	69,676	72,796	74,615	100.0%
Manufacturing index (1)	117	121	120	117	117

(1) Base: June quarter 1996 = 100

Service Industries

Service industries make up a large proportion of the economy, accounting for over two-thirds of GDP.  After slowing in the late nineties, the sector recorded strong growth between 2002 and 2005, with annual growth averaging 4.1% during this time.  Growth in the services industries continues to exceed GDP growth with annual average growth of 3.8% in the year to September 2007.  Export-related activities such as primary sector production and tourism play an important part in trends in this sector.

Within the service sector, retail and wholesale trade, restaurants and hotels comprise a major subcomponent, accounting for just under one quarter of service sector activity.  This subcomponent recorded annual average growth of 7.1% in the year to September 2004 and 5.1% in the year to September 2005.  Annual average growth slowed to 1.2% in the year to September 2006 as consumer spending started to slow but, consistent with the rebound in domestic demand, annual average growth increased to 3.3% in September 2007.

The transport and communications industries have been particularly strong performers over recent times.  Annual average growth was particularly strong over 1999 and 2000 and peaked in the year to June 2000 at just under 11%.  In part, this reflected growth in the areas of cellular communications and internet services.  Annual average growth has since slowed to 4.0% in the year to September 2007, after averaging around 5% between 2001 and 2005.

Financial Services

Up until mid-2001, growth in the financial and business services sector was generally much more moderate than in most other service industries.  Annual average growth rates picked up to 7.0% in September 2002 after falling below 1% in 1998.  The sector recorded growth of 4.1% in the year to September 2007.  As of December 2007, total assets of the banks registered in New Zealand amounted to $294 billion.

Transport

Transport is a major component of economic activity in New Zealand.  The country’s transport system owes its characteristics, not only to New Zealand’s dependence on external trade and remoteness from many of its trading partners, but also to its rugged terrain and scattered population and the division of the country into two main islands spanning 2,011 kilometres in length.  As a result, the establishment of a comprehensive network of roads (around 93,000 kilometres) and railways (3,900 kilometres) linked to ports and airports has involved capital costs that are high in relation to the size of the population.  However, the efficiency of the country’s internal transport system has played a critical role in New Zealand’s economic growth.

Much of this transport infrastructure was initially developed and operated by government-owned monopolies.  Today, the transport sector is largely deregulated and legislative barriers to competition have been removed.  Many previously government-owned operations are now privately owned.

Roading:  The allocation of funding and the management of state highway works are managed by Crown Entities (Land Transport New Zealand and Transit New Zealand respectively).  The actual construction and maintenance work is contracted to private sector companies.

Land transport infrastructure and its maintenance are funded primarily from distance-based charges for diesel vehicles and a levy on petrol.  In addition, the government has recently appropriated additional funding to accelerate the construction of new roads and the provision of public transport.  The government has also agreed to permanently direct all revenue collected from petrol excise duty to land transport investment from 1 July 2008.  A Bill to implement this decision is currently under consideration by Parliament.  This Bill will also make other changes to the land transport sector, including the merger of Land Transport New Zealand and Transit New Zealand.

The government has also enacted legislation that enables tolling schemes for new roads to be undertaken without specific legislation.  The capital from these schemes can come from either the public funding body, or from private providers in partnership with the government.  The first new road under this legislation is currently under construction.

Railways:  New Zealand’s railway system connects all major population centres and includes rail ferries between the North and South Islands.  Until October 1990, the system was maintained and operated by the government Railways Department.  In September 1993, the core business was sold to a consortium of New

Zealand and overseas interests and was operated by Tranz Rail Holdings.  In 2003, Tranz Rail was taken over by Toll Holdings and renamed Toll Rail.

In 2002, the government purchased track access rights for the Auckland railway corridor and transferred the corridor to Auckland local authorities to support regional initiatives to reduce traffic congestion.

In 2004, the government purchased the national rail network from Toll Rail for a nominal sum of $1.00, with an agreement to invest $200 million in the network over five years.  Toll agreed to invest $100 million over the same period in rolling stock.  The government also committed $500 million over five years to upgrade the Auckland rail network to improve passenger rail services.  It has since committed a further $600 million to electrify the Auckland network and upgrade the Wellington network.  The intention is that any further investment by the government will be recovered over time from rail operators through track access charges.  The government now owns and operates the network infrastructure through the New Zealand Railways Corporation (now trading as “ONTRACK”), with Toll continuing to provide rail services and having exclusive rights to the majority of the rail network.

Shipping: Around 99% of New Zealand’s total international trade by volume is carried by sea, with more than 20 global and regional shipping lines calling at New Zealand ports.  Coastal shipping provides intra and inter-island links and plays a key role in the distribution of petroleum products and cement.

Port companies established under the Port Companies Act 1988 operate New Zealand’s 13 commercial ports.  These companies are predominantly owned by local authorities, although four are partly privatised and listed on the New Zealand Stock Exchange.  There are also smaller ports at Westport, Greymouth, Wanganui and Taharoa.

Benefits from the reform of New Zealand’s port industry have been realised through corporatisation and privatisation of the ports and in lower stevedoring costs stemming from receptiveness to new technology, changes in conditions of employment and reduced manning levels.  New Zealand’s shipping policy reflects the philosophy that the country’s interests are best served by being a ship-using rather than a ship-operating nation.  The policy seeks to ensure for New Zealand exporters and shippers unrestricted access to the carrier of their choice and to the benefits of fair competition among carriers.

The Maritime Transport Act 1994 regulates ship safety, maritime liability and marine environmental protection.

Civil Aviation:  New Zealand is one of the most aviation-oriented nations in the world.  In a population of just over 4.1 million, there were just under 9,000 pilot licences on issue at 30 June 2005 and 3,900 aircraft.  Large aircraft are used for international and domestic freight and passenger transport.  Light aircraft, including helicopters, are used extensively in agriculture, forestry and tourism.

New Zealand allows up to 100 percent foreign ownership of domestic airlines and there is no domestic air services licensing.  Air New Zealand is the major domestic operator on main trunk and regional routes.  Qantas and Pacific Blue also provide some main trunk services.

New Zealand has around 40 formal air services agreements with foreign governments.  The government’s international air transport policy is to maximise economic benefit to New Zealand, including trade and tourism, consistent with foreign policy and strategic considerations.

Currently, around 30 international airlines, including Air New Zealand, link New Zealand with the rest of the world with both freight and passenger services, some under code-share agreements.  International flights operate from a number of international airports, of which Auckland, Wellington and Christchurch are the most significant.  Hamilton, Palmerston North, Queenstown and Dunedin are secondary airports used for some international flights, mainly trans-Tasman.

The government owns just over 76% of Air New Zealand, having purchased shares in the company in 2001 following a period of difficult business and financial events.  The government has indicated that it might consider bringing in a strategic partner in the future.

Air New Zealand continues to be a publicly listed company on the New Zealand Stock Exchange.  In the six years of trading following the events of 2001, Air New Zealand has restructured its operations, which has had the effect of restoring its balance sheet to a sound financial position.  The airline has also made profits in each of those financial years and is in the process of expanding and modernising its fleet.

Tourism

Tourism is one of the largest single sources of foreign-exchange revenue and a major growth industry in New Zealand.  In the year to 31 March 2007, foreign-exchange earnings of $6.3 billion were generated from international visitors (excluding New Zealand’s share of international airfare payments).  This was a decrease of 1% on earnings in the same period the previous year.  It is likely that the higher New Zealand dollar played a role in this decrease.  The country’s scenery, natural environment and a range of outdoor activities make New Zealand a popular tourist destination.

Australia is New Zealand’s closest market and by far the largest source of overseas visitor arrivals at around 940,000 (38.1% of the total) in the year ending September 2007.  The next largest markets are the United Kingdom (301,500 or 12.2% of the total), the United States (224,000 or 9.1% of the total) and Japan (126,000 or 5.1% of the total).

Visitor arrivals from a number of Asian markets have also grown strongly over the past decade, including arrivals from the Republic of Korea (108,000 arrivals), and China (118,000 arrivals).

Communications

New Zealand was the first country to open its entire telecommunications market to competitive entry in 1989.  Telecom New Zealand was privatised in August 1990, and today all major competitors are privately owned. There are currently around 16 national and international call service providers and 168 Internet Service Providers.  Cellular Services are provided by Telecom New Zealand and Vodafone.

New Zealand has good broadband access availability (over 95% of dwellings) and significant broadband infrastructure competition in particular areas.  Prices of broadband internet access and service speeds have been improving and broadband uptake has been accelerating.  The Government has announced its intention for the local loop to be unbundled.  This is expected to further encourage competition in the telecommunications market.

The government has also announced that it will introduce legislation for operational separation which will require Telecom to be split into three business units - wholesale, retail and access network services. The purpose is to force Telecom’s access network service unit to provide equivalence of service to all wholesalers in the market. Prior to the split, Telecom was vertically integrated, with the result being that the access network section of the company could theoretically supply services to the wholesale section of the company on preferential terms and conditions, thereby giving the wholesale section a market advantage.

A Telecommunications Commissioner within the Commerce Commission administers regulated telecommunication services, which include network interconnection, telephone number portability and wholesale telecommunication services.  The Commissioner’s key functions are to resolve disputes over regulated services, to report to the Minister of Communications on the desirability of regulating additional services and to calculate and allocate the net cost of telecommunication service obligations.

Postal services are provided by New Zealand Post Limited, a commercially-run State-Owned Enterprise, and a range of private providers.

New Zealand Post used its retail network to expand into retail banking in 2002, setting up Kiwibank, with a further expansion into business banking in 2005.  New Zealand Post did not have the resources to fund the establishment of the bank itself, so the government made a one-off investment of up to $78.2 million in New Zealand Post to fund the establishment expenses and capital expenditure involved, and to ensure there was sufficient capital to meet Reserve Bank requirements.  Since then, New Zealand Post has made further capital injections to bring Kiwibank’s share capital to $253 million at 30 June 2007.  The government neither guarantees the bank nor subsidises its on-going operations.  Kiwibank announced an after-tax profit of $25.4 million for the year ended 30 June 2007.  This compares with a profit of $15.6 million for the previous 12 months.

Two major national radio networks are provided by Radio New Zealand Limited, a Crown entity, operating under a non-commercial charter.  There are numerous private radio stations.  Television New Zealand Limited (TVNZ), the state-owned television broadcaster, is a Crown Company with a Charter that sets broad objectives for TVNZ’s programme content.  TVNZ provides two national free-to-air television channels and has recently launched “Freeview”, a free-to-air digital service broadcasting standard analogue channels plus a number of new channels.  TVNZ intends “Freeview” to replace analogue transmission completely in the next six to ten years.  Private television operators provide a number of other national and, in some cases, regional channels.  Digital and analogue pay TV services are available from satellite and, in some areas, cable delivery platforms.

There are five major daily metropolitan newspapers in the main centres and numerous provincial and community newspapers, all of which are privately owned.  In addition, there are two national weekly business papers, three Sunday newspapers, a number of wire services and a growing number of internet news services, (including increasingly popular offerings from the major newspaper groups) and blogsites.

Screen Industry

New Zealand’s screen industry has gained international prominence in recent years following the success of several big budget productions filmed in New Zealand such as the Lord of the Rings Trilogy, King Kong and The Last Samurai as well as numerous medium and small budget films produced by New Zealand and offshore companies.

The New Zealand screen industry recorded gross revenue of $2.5 billion in the 2006 financial year making the value of this industry comparable to the forestry and logging industry and the horticulture and fruit growing industry.  In 2006, around $592 million (or 62%) of production company gross revenue was received from abroad, with $520 million of this total sourced from the United States.

The screen production industry is characterised by a large number of small freelancers and contractors working both independently and in co-ordination with larger production and broadcasting companies.

EXTERNAL SECTOR

External Trade

External trade is of fundamental importance to New Zealand.  Primary sector based exports and commodities remain important sources of the country’s export receipts, while exports of services and manufactured products also provide a significant contribution.  This, together with a reliance on imports of raw materials and capital equipment for industry, makes New Zealand strongly trade-oriented.

Merchandise Trade

After recording a surplus of $962 million in the year to September 2001, the annual merchandise trade balance has fallen over subsequent years to stand at a deficit of $6.3 billion in the year to 30 September 2007.  Despite the high New Zealand dollar, strong terms of trade growth has helped diminish the deficit, with the deficit in the year to September 2007 $1 billion below the peak of $7.3 billion in the year to February 2006.  Export values of merchandise goods increased by 2.4% over the year to Septermber 2007 to $34.6 billion.  The value of merchandise goods imports grew by 2.2% to $40.9 billion in the year ended 30 September 2007.

The following table records the total value of exports and imports of goods since 2003.

Balance of External Merchanise Trade

Year to September	Exports (f.o.b.)(1)	Imports (c.i.f)	Balance of Trade	Exports as % of Imports
	(dollar amount in millions)
2003	28,730	31,944	-3,214	89.9
2004	30,048	34,128	-4,080	88.0
2005	30,770	36,539	-5,769	84.2
2006	33,868	40,051	-6,183	84.6
2007	34,596	40,879	-6,283	84.6

(1)        Includes re-exports

Trade in Services

Trade in services is dominated by tourist flows.  Services exports recorded double digit growth over 1999 and 2000.  Growth slowed in late 2001, with visitor arrivals falling after the events of 11 September 2001.  Growth subsequently recovered as visitor arrivals bounced back, before another sharp decline in arrivals in the early part of 2003 as a result of SARS and the war in Iraq.  The annual level of services export volumes has been in decline since 2005,  most likely a result of the high New Zealand dollar having an adverse impact on vistor arrivals and  their average expenditure.

The services balance recorded in the Balance of Payments improved from a deficit of $1,401 million in the year to 30 September 1998 to a surplus of $1,977 million in the year to September 2003.  However, the recent decline in visitor arrivals and strong growth in the number of New Zealanders travelling overseas has seen the services surplus fall to $604 million in the year to 30 September 2007.

Terms of Trade

The terms of trade index was 8.4% higher in September 2007 compared with the same quarter in 2006, and high relative to history.  The rebound in the exchange rate meant New Zealand export and import prices fell 2.0% and 9.5% respectively in the year to September 2007.  This compares to export price increases of 13.2% and import price increases of 12.6% in the year to June 2006, a period when the exchange rate on a trade weighted basis was 15% lower.

		Export Price Index (1)		Import Price Index (1)		Terms of Trade Index (1)
2003	March	898	-15.5	901	-11.1	996	-5.1
	June	886	-11.4	880	-12.0	1007	0.7
	September	870	-9.6	866	-11.5	1004	2.2
	December	867	-6.3	838	-12.1	1035	6.6

2004	March	852	-5.1	806	-10.5	1057	6.1
	June	914	3.2	846	-3.9	1080	7.2
	September	903	3.8	839	-3.1	1077	7.3
	December	892	2.9	826	-1.4	1081	4.4

2005	March	894	4.9	810	0.5	1105	4.5
	June	899	-1.6	824	-2.6	1091	1.0
	September	916	1.4	843	0.5	1087	0.9
	December	899	0.8	848	2.7	1060	-1.9

2006	March	926	3.6	866	6.9	1069	-3.3
	June	1018	13.2	928	12.6	1097	0.5
	September	1010	10.3	941	11.6	1073	-1.3
	December	973	8.2	885	4.4	1100	3.8

2007	March	970	4.8	869	0.3	1117	4.5
	June	958	-5.9	854	-8.0	1122	2.3
	September	990	-2.0	852	-9.5	1136	8.4

(1)       Base: June 2002 = 1,000

Composition of Merchandise Exports and Imports

The agricultural sector is highly efficient and has steadily increased the value-added component in agricultural exports.  Agricultural exports are an important source of export income for the New Zealand economy.  Meat and dairy products are the most important agricultural exports – together they accounted for around 31% of total merchandise export values in the year ended 30 September 2007.

The manufacturing sector has been a major source of export growth and diversification over the past two decades.  The Closer Economic Relations agreement with Australia has contributed to a successful expansion by manufacturers into that market.  A focus on design, reliability and cost is also seeing manufacturers make inroads into other markets, particularly Asia and the United States.  Despite New Zealand’s geographical position, it now exports a range of manufactured goods, including plastic goods, carpets and textiles, wines and high-tech computer equipment to countries throughout the world.  Although the level of manufactured goods exports remains relatively high, growth has slowed recently as the high exchange rate results in these exports becoming less competitive overseas.

As New Zealand has become more internationally oriented, imports have played a larger role in the economy.  In real terms, imports have more than doubled since 1990.

The following tables show the dollar amounts and percentage distribution of New Zealand’s major exports and imports.

Composition of Principal Merchandise Exports

	Year ended 30 September
	2003	2004	2005	2006	2007	2007 % of Total
	(dollar amount in millions)
Dairy Produce etc	4,589	4,973	5,061	6,062	6,410	18.5%
Meat and edible meat offal	4,132	4,556	4,608	4,614	4,424	12.8%
Wood and articles of wood	2,213	2,106	1,938	2,042	2,155	6.2%
Mechanical machinery	1,147	1,289	1,437	1,563	1,549	4.5%
Aluminium and articles thereof	941	1,040	1,052	1,384	1,541	4.4%
Fruit	994	1,335	1,164	1,216	1,221	3.5%
Fish, crustaceans and molluscs	1,128	1,108	1,119	1,173	1,107	3.2%
Electrical machinery	791	878	890	949	921	2.7%
Iron and steel	554	675	726	766	824	2.4%
Mineral fuels	586	461	477	558	780	2.2%
Casein and caseinate	876	744	627	742	756	2.2%
Wood pulp	435	531	501	565	677	2.0%
Wool and other animal fibres	817	726	663	685	624	1.8%
Paper and paper product	573	545	413	457	498	1.4%
Raw hides and skins	626	537	444	450	458	1.3%
Plastics and articles thereof	378	397	441	430	430	1.2%
Vegetables	417	377	354	381	429	1.2%
Precious stones, metals & jewellery	282	307	313	369	304	0.9%
All other commodities	6,124	6,337	7,168	7,668	8,001	23.1%
TOTAL NEW ZEALAND PRODUCE	27,603	28,922	29,396	32,074	33,109	95.5%
Re-exports	1,127	1,126	1,374	1,794	1,564	4.5%
Total Merchandise Exports F.O.B.	28,730	30,048	30,770	33,868	34,673	100.0%

Composition of Principal Merchandise Imports

	Year ended 30 September
	2003	2004	2005	2006	2007	2007 % of Total
	(dollar amount in millions)
Mineral fuels	2,834	2,993	4,037	5,500	5,305	13.8%
Mechanical Machinery	4,107	4,473	4,770	4,916	5,000	13.0%
Vehicles	4,661	4,957	5,111	4,440	4,641	12.1%
Electrical machinery	2,626	3,153	3,105	3,267	3,591	9.3%
Plastic and articles thereof	1,138	1,169	1,307	1,379	1,451	3.8%
Optical, photographic, etc	931	1,033	1,069	1,142	1,110	2.9%
Pharmaceutical products	727	779	894	931	983	2.6%
Aircraft	841	1,175	686	2,018	899	2.3%
Paper and paperboard	853	875	861	907	893	2.3%
Iron or steel articles	463	549	639	656	754	2.0%
Apparel and clothing accessories: not knitted	583	601	631	704	726	1.9%
Iron and steel	439	512	590	551	651	1.7%
Ships and boats	203	116	241	172	561	1.5%
Knitted and crocheted fabrics and articles	403	429	450	519	548	1.4%
Rubber and articles thereof	364	386	401	418	436	1.1%
Chemical products n.e.s	347	342	379	432	433	1.1%
Printed books, newspapers, etc	363	358	360	387	409	1.1%
Toys, games and sports requisites	379	322	352	362	397	1.0%
Organic chemicals	299	304	342	287	279	0.7%
Inorganic chemicals	156	162	185	193	182	0.5%
All other commodities	7,233	7,350	7,719	8,363	9,217	24.0%
TOTAL MERCHANDISE IMPORTS VFD	29,950	32,038	34,129	37,544	38,466	100.0%
C.I.F. Value	31,944	34,128	36,539	40,051	40,928

Geographic Distribution of External Trade

New Zealand’s trading relationships are becoming increasingly based around Pacific Rim countries.  New Zealand’s three largest export markets – Australia, Japan and the United States – accounted for 43% of New Zealand’s exports and 40% of imports in the year ended 30 September 2007.

Geographic Distribution of Exports (1)

	Year ended 30 September
	2003	2004	2005	2006	2007	2007 % of Total
	(dollar amount in millions)
Australia	6,121	6,259	6,634	6,960	7,361	21.2%
United States	4,209	4,332	4,273	4,633	4,205	12.1%
Japan	3,188	3,343	3,376	3,434	3,383	9.8%
China, Peoples Republic of	1,439	1,685	1,533	1,819	1,904	5.5%
United Kingdom	1,350	1,455	1,431	1,620	1,784	5.1%
Korea, Republic of	1,049	1,166	1,082	1,276	1,301	3.8%
Taiwan	657	694	719	778	787	2.3%
Germany	791	707	804	884	748	2.2%
Indonesia	391	396	438	580	678	2.0%
Philippines	489	460	531	496	590	1.7%
Malaysia	559	510	492	476	584	1.7%
Hong Kong	571	558	514	566	568	1.6%
Singapore	318	338	435	498	568	1.6%
Thailand	323	355	346	394	520	1.5%
Canada	580	497	525	552	519	1.5%
Belgium	621	585	482	610	518	1.5%
Italy	466	452	433	493	458	1.3%
France	387	356	406	368	393	1.1%
Other Countries	5,221	5,900	6,316	7,431	7,804	22.5%
TOTAL	28,730	30,048	30,770	33,868	34,673	100.0%

(1) Free on Board value.  Including re-exports.

Geographic Distribution of Imports (1)

	Year ended 30 September
	2003	2004	2005	2006	2007	2007 % of Total
	(dollar amount in millions)
Australia	6,868	7,080	7,562	7,553	8,122	21.1%
China, Peoples republic of	2,571	3,008	3,621	4,322	5,107	13.3%
United States	3,809	3,763	3,324	4,775	3,825	9.9%
Japan	3,485	3,562	3,577	3,577	3,476	9.0%
Germany	1,609	1,690	1,749	1,667	1,815	4.7%
Singapore	566	877	1,088	1,623	1,811	4.7%
Korea, republic of	800	853	992	1,050	1,149	3.0%
United Kingdom	1,014	1,040	1,131	1,086	1,043	2.7%
Thailand	516	572	842	914	1,040	2.7%
Malaysia	817	748	774	1,174	955	2.5%
Italy	732	776	829	784	847	2.2%
Taiwan	670	740	817	699	794	2.1%
Indonesia	360	375	490	496	772	2.0%
France	668	1,100	979	818	634	1.6%
Canada	405	699	394	601	595	1.5%
Saudi Arabia	215	206	290	447	574	1.5%
Sweden	314	328	357	326	320	0.8%
Belgium	324	311	302	269	281	0.7%
Switzerland	216	217	265	230	266	0.7%
Hong Kong	139	154	201	182	187	0.5%
Other countries	3,852	3,939	4,545	4,951	4,853	12.6%
TOTAL	29,950	32,038	34,129	37,544	38,466	100.0%

 (1)       Value for Duty

Principal Trading Partners

Australia:  Australia is New Zealand’s largest trading partner.  In the year ended 31 August 2007, two-way trade amounted to $15.3 billion with Australia taking 21% of New Zealand’s exports and supplying 21% of imports.

Trade with Australia has flourished since the Closer Economic Relations Agreement (CER) came into force in 1983.  The original objective of CER was to join the two countries in a free trade area by 1995.  The agreement was extended to cover trade in services from 1 January 1989.  Full free trade in goods was achieved on 1 July 1990, five years ahead of schedule.  The two countries also agreed to work towards the harmonisation of administrative procedures in the areas of quarantine, customs and business law, and to restrict the use of industrial assistance policies affecting bilateral trade.  There has long been free movement of labour between the two countries.

The 1996 annual review of CER by Trade Ministers resulted in the signing of further major agreements, the most significant being the Trans-Tasman Mutual Recognition  Arrangement, which was implemented in May 1998.  Under this arrangement most goods that can be sold legally in New Zealand may also be sold in Australia and vice versa, and any person registered to practise an occupation in one country can practise the same occupation in the other.  The arrangement was reviewed in 2003. Overall, the arrangement was found to be working well and contributing significantly to trans-Tasman mobility of goods and labour.

Both countries are continuing to work together to identify opportunities for further reducing barriers to trans-Tasman trade and factor mobility in support of the objective of a single economic market.

In 2000, the two countries concluded a Memorandum of Understanding (MOU) of Coordination of Business Law.  The MOU seeks to facilitate trans-Tasman trade by reducing compliance burdens for companies, particularly small companies, by coordinating business laws between the two countries. Following a review in 2005, a revised MOU was signed in February 2006.  This revised MOU includes a new agenda for coordination of business law over the next five years.

In 2006, the two governments signed a treaty on the mutual recognition of securities offerings to allow issuers to offer securities in both countries using the same offer documents.  In addition, they agreed to legislative changes that will require the banking supervisors in each country to support the other and to consider the impact of their actions on financial system stability in the other country.

Work is currently being undertaken in insolvency proceedings where a debtor has assets in both countries. Work is underway to provide for company directors and financial advisors who are banned in one jurisdiction to be banned in the other jurisdiction.

New Zealand’s main exports to Australia include crude oil, gold, cheese, refrigerators, timber and wine.

United States:   The United States is New Zealand’s second largest single trading partner and bilateral trade amounted to $8.0 billion in the year ended 30 September 2007.  Exports to the United States comprised 12.1% of New Zealand’s total exports.  In the same year, the United States supplied 9.9% of New Zealand’s total imports, the major categories being heavy industrial goods, aircraft, computers and technology.  New Zealand’s major exports to the United States are beef, casein, timber, lamb, cheese and a growing range of manufactured goods.  The development of trade in dairy products has been constrained by long-standing quotas on these items.

Japan:   Japan is New Zealand’s third largest single trading partner, with bilateral trade amounting to $6.9 billion in the year ended 30 September 2007.  Japan took around 9.4% of total merchandise exports in the year to 30 September 2007.  Key exports to Japan include aluminium, wood, dairy products, fish, kiwifruit, meat, vegetables and other fruits.

Japan is also a major supplier of New Zealand’s imports, providing 8.8% of total imports in the year to 30 September 2007.  Imports from Japan are dominated by technology intensive appliances, including motor vehicles.

European Union:   Trade with the members of the European Union, although still very important, is declining.  Together, the Union members take 15% of exports (in value terms) and provide 17% of imports in the year to September 2007.  Bilateral trade with the European Union amounted to $11.6 billion or around 16% of total exports and imports.

Asian Economies:   The economies of the Republic of Korea, Taiwan, Hong Kong, China, Malaysia, Indonesia, Singapore, Thailand and the Philippines are increasingly important trading partners for New Zealand.  These economies are all in the top 20 largest single export markets for New Zealand and accounted for around 27% of merchandise exports in the year ended 30 September 2007.

Foreign Investment Policy

New Zealand welcomes the positive contribution of foreign investment to the economic and social well-being of New Zealanders.  New Zealand’s regulations governing foreign investment are liberal by international standards as New Zealand has decided to maintain targeted foreign investment restrictions in only a few areas of critical interest.

Overseas investments in New Zealand assets are screened only if they are defined as sensitive within the Overseas Investment Act 2005 (the Act).  Three broad classes of asset are currently defined as sensitive within the Act: non-land business assets valued at over $100 million, fishing quota, and sensitive land as defined in Schedule 1 of the Act.  Examples of sensitive land could include rural land over five hectares or land bordering or containing foreshore, seabed, river, or the bed of a lake. Most urban land is not screened unless defined as sensitive for other reasons. A full list of sensitive assets is defined in the Act.

Generally, overseas investors wishing to invest in sensitive New Zealand assets must obtain consent to acquire a 25% share of ownership or controlling interest in sensitive New Zealand assets, but some sector specific conditions do exist. Investors are expected to show that the investments provide significant benefits for New Zealand and must pass an investor test that considers character, business acumen and level of financial commitment.

There are no restrictions on the movement of funds into or out of New Zealand, or on repatriation of profits.  No additional performance measures are imposed on foreign-owned enterprises.

The Overseas Investment Act 2005 is administered by the Overseas Investment Office - a dedicated unit located within Land Information New Zealand.  More information on New Zealand’s foreign investment screening regime is available on the Overseas Investment Office’s website: www.oio.linz.govt.nz.

Foreign Investment Inflows (1) (2)

	Year ended 31 March
	2004	2005	2006	2007
	(dollar amounts in millions)
Foreign Direct Investment	4,018	3,826	2,683	12,449
Foreign Portfolio Investment	7,414	3,839	2,843	3,839

(1)        Financial account completed according to principles set out by IMF in 5th edition of the Balance of Payments Manual.

(2)        Prior years’ data revised.

The stock of foreign direct investment in New Zealand stood at $90.7 billion as of 31 March 2007.  Australia and the United States are the largest contributors to total foreign direct investment in New Zealand, with investments worth $47.3 billion and $10.5 billion respectively.  The United Kingdom is the third largest investor with a total of $3.9 billion.

In contrast, the stock of direct investment abroad by New Zealand was $18.6 billion as at 31 March 2007.

Balance of Payments

Over the past six years, the current account deficit has fluctuated in a range of 2.8% to 9.3% of GDP.  The deficit stood at 8.3% of GDP for the 12 months to 30 September 2007.  A key feature of New Zealand’s current account deficit is the large deficit on investment income, reflecting New Zealand’s net foreign liability position.

In recent years, the current account deficit has been affected by changes in both the investment income balance and the goods and services balance.  Fluctuations in the investment income balance have occurred due to profits accruing to foreign investors in New Zealand moving with the economic cycle in New Zealand and variable profits earned by New Zealand investments offshore.

The goods and services balance has varied due to the effects of drought, commodity prices, oil price changes, some large one-off imports and currency movements, as well as New Zealand’s demand for imports and international demand for New Zealand exports.  The impact of the stronger currency on export earnings and strong domestic growth on import demand, together with an increase in the investment income deficit due to strong profits of foreign-owned firms, led to the current account deficit reaching 9.3% of nominal GDP in the year to 30 September 2006.  More recently, however, exceptionally strong agricultural export receipts led to a significant narrowing in the current account deficit in the year to September 2007.  The deficit declined to 8.3% of GDP in the September 2007 year and this narrowing is expected to continue due to high export receipts.

Balance of payments statistics are compiled by the Government following principles set out by the IMF in the 5th edition of the Balance of Payments Manual.

Balance of Payments

		Year ended 31 March				Year ended September
	2003	2004	2005	2006(1)	2007(1)	2007
	(dollars amounts in millions)
Current account
Export receipts	30,648	29,054	31,114	31,580	35,633	35,136
Import receipts	29,982	30,246	33,343	35,685	38,464	38,299
Merchandise balance	666	-1,192	-2,228	-4,105	-2,830	-3,163
Services balance	1,805	1,595	1,071	447	500	604
Investment income balance	-7,045	-7,327	-9,466	-11,256	-11,863	-12,358
Transfers balance	113	237	318	373	671	683
Current account balance	-4,462	-6,688	-10,307	-14,542	-13,522	-14,234
Deficit as % of GDP	-3.4	-4.8	-6.9	-9.3	-8.3	-8.3

Financial Account (net)
Foreign investment in NZ	6,352	13,781	13,841	10,584	23,781	29,586
NZ investment abroad	4,699	8,371	3,057	-4,090	10,912	14,823
Reserves	2,596	2,327	-913	4,851	6,744	6,560
Financial account balance	1,653	5,410	10,784	14,674	12,869	14,763

Capital Account
Balance of Capital Account	1,585	723	108	-326	-461	-707

(1)        Provisional

Foreign-Exchange Rates and Overseas Reserves

The New Zealand dollar has floated freely since March 1985.  There are no exchange controls on foreign-exchange transactions undertaken in New Zealand, either by New Zealand residents or non-residents.  Since the float, the Reserve Bank has held foreign reserves for the purpose of intervention in a crisis situation, when there may be no ‘market makers’ in the New Zealand dollar.

In 2004, after consultation with the Minister of Finance, the Reserve Bank gained the capacity to intervene in the foreign-exchange market to influence the level of the exchange rate for monetary policy purposes.  The Bank has noted that such intervention may occur when the exchange rate is exceptional and unjustified on the basis of economic fundamentals and when doing so is consistent with the Policy Targets Agreement.   The Bank confirmed that it had intervened for this purpose on 11 June 2007 but does not generally comment publicly on such activity.

The Reserve Bank announced further changes to its financing and management of New Zealand’s foreign-currency reserves in July 2007.  Since the float in 1985, the Bank’s foreign-currency assets had been fully matched by foreign-currency liabilities.  Under new arrangements, the Bank holds some portion of its foreign reserves on an un-hedged basis – known as an “open FX” position. This means that part of the foreign reserves portfolio will be funded in New Zealand dollars rather than in foreign currencies.

The Bank’s guidelines for operating in the foreign-exchange market have also been modified. Overt intervention intended to affect the exchange rate directly can still occur.  In addition, the Bank is able to more gradually accumulate or reduce its foreign-exchange position when the exchange rate is at extreme levels and unjustified by medium-term economic fundamentals.  The Bank’s more passive FX transactions will not necessarily be expected to directly affect the exchange rate.

Foreign-Exchange Rates

Monthly Average		USA mid-rate US$ per NZ$	Japan mid-rate Yen per NZ$	Trade-weighted exchange-rate Index (1)
June 2003		0.5809	68.70	61.4
June 2004		0.6293	68.81	64.2
June 2005		0.7085	77.01	71.0
June 2006		0.6190	70.99	62.3
June 2007		0.7559	88.43	73.6
2007	July	0.7858	95.58	75.4
	August	0.7284	85.16	70.2
	September	0.7171	82.48	68.3
	October	0.7606	88.17	71.2
	November	0.7624	84.69	70.3
	December	0.7686	86.26	71.6
2008	January	0.7718	83.17	71.2

(1)                        The Trade-Weighted Exchange Rate Index is calculated on the basis of representative market rates for a basket of currencies representing New Zealand’s major trading partners.  On 30 June 1979, the basket equalled 100.

Overseas Reserves

New Zealand’s official external reserves, as shown in the following table, include the net overseas assets of the Reserve Bank, overseas domiciled securities held by the Government and the reserve position at the International Monetary Fund (IMF).  New Zealand’s quota at the IMF was Special Drawing Rights (SDR) of 895 million as of 30 June 2007 (approximately $1,760 million).

	Reserve Bank	Treasury	Reserve	Special	Total
	Overseas	Overseas	Position	Drawing	Official
Last Balance Day in June	Reserves (1)	Reserves	at IMF (2)	Rights	Reserves
	(dollar amounts in millions)
2003	5,108.5	3,612.1	1,020.8	41.8	9,783.2
2004	3,832.5	2,589.9	812.7	48.3	7,283.3
2005	4,731.3	5,106.3	512.8	48.6	10,399.1
2006	9,979.7	6,079.3	250.7	57.5	16,367.3
2007	15,502.8	5,122.6	107.9	40.1	20,948.4

(1)                       Comprises foreign-exchange reserves and overseas investments of the Reserve Bank of New Zealand.
(2)                       Equal to New Zealand’s quota, less its New Zealand currency subscriptions and any reserve tranche drawings.

BANKING AND BUSINESS ENVIRONMENT

Supervision of the Financial Sector

The Reserve Bank of New Zealand

The Reserve Bank of New Zealand was established in 1934 as New Zealand’s central bank by Act of Parliament.  It is government-owned and holds most of the powers normally associated with a central bank.  The Reserve Bank of New Zealand Act 1989 provides the Bank with autonomy to implement monetary policy within the framework of the Act and the Policy Targets Agreement entered into under the Act.

Since 1984, New Zealand’s financial sector has undergone a process of comprehensive deregulation.  The principal objective of deregulation has been to improve the efficiency of the financial sector by making it more competitive and to promote market discipline in financial markets.  Policy initiatives have therefore been directed at reducing impediments to competition.  Interest-rate and other controls have been removed and regulatory and legislative distinctions between different institutional groups have been reduced.

Deregulation contributed to rapid growth in money market activity, the development of a sizeable secondary market in government securities, the introduction of a wider range of financial instruments, including forward contracts, options and interest and exchange-rate futures, and the growing use of such devices to hedge interest-rate and exchange-rate risk.

Legislation affecting the financial sector is reviewed as necessary to ensure that it fits with modern banking practices.  The Reserve Bank of New Zealand Act was amended in 2006. The main amendments to the Act were to facilitate the coordination of home and host banking supervision between New Zealand and Australia, particularly in a banking crisis situation.

Registered Banks

The Reserve Bank, in addition to its role in determining and carrying out monetary policy, is the supervisory authority for New Zealand’s registered banks.  Entities wishing to use “bank” in their name or title must be authorised under the Reserve Bank Act as a “registered bank” and are subject to prudential supervision by the Reserve Bank

The objective of supervision is to promote and maintain the overall soundness and efficiency of the financial system and to avoid significant damage to the financial system that could result from the failure of a registered bank.  There are no deposit insurance arrangements operating in New Zealand in respect of registered banks or other financial institutions.

New Zealand’s major banks are subsidiaries of Australian banks.  The Reserve Bank recognises the principles underlying the Basle Concordat that the home country should supervise on a consolidated basis and the host country is responsible for the supervision of the operations in the host country.  The Reserve Bank is working with the Australian Prudential Regulation Authority to improve regulatory co-ordination under this home-host model.  The government has established a Trans-Tasman Council to progress co-ordination issues.

Central to the Reserve Bank’s banking supervision policy is the promotion of strong market discipline for registered banks.  This is achieved principally by requiring banks to publish disclosure statements at quarterly intervals.  The disclosure statements contain comprehensive information on a bank’s financial position and risk profile, director attestations as to the adequacy and proper application of a bank’s risk management systems and disclosure of a bank’s credit rating.

Regulatory discipline is also a significant part of the Reserve Bank’s supervisory regime.  Registered banks are required to comply with conditions of registration such as minimum capital requirements and limits on lending to connected parties.

Should a registered bank experience financial distress, the Reserve Bank, with the approval of the Minister of Finance, has wide-ranging powers to intervene for the purpose of avoiding significant damage to the financial system.

Before April 1987, New Zealand had four authorised banks.  Bank registrations rose to a peak of 23 in August 1990.  Since then a number of banks have merged with other banks or withdrawn from the market, although this decline in numbers has been partly offset by new registrations.  As at December 2007, there were 17 registered banks.  Fifteen of these were subsidiaries or branches of foreign banks.

Most banks offer banking services on the Internet.  Most of the registered banks and a few other financial institutions operate in the wholesale banking area, while some registered banks provide mainly retail banking services.

The Reserve Bank has been working to implement the recent update of the international framework for bank capital adequacy, Basel II. It has been working closely with banks that are seeking to use their own risk models for their Basel II minimum capital requirements. Banks not using their own models will use the standardised approach prescribed in Basel II for calculating their capital requirements.

All inter-bank settlement and cheque-clearing is performed using modern and well-integrated computerised systems.  Systems are in place to allow all large value payments to be settled on a real-time gross basis.

Non-bank Financial Institutions

At present, it is not necessary to become a registered bank or to obtain a licence to accept deposits from the public.  Non-bank financial institutions taking deposits from the public are subject to prospectus and trust deed requirements under the Securities Act 1978.

In September 2007, the Cabinet agreed to a new framework for the regulation of non-bank deposit-takers.  Under the new regime, ‘deposit-taker’ will be defined in legislation and deposit-takers will have to be licensed by the Reserve Bank.  They will also be subject to minimum prudential requirements that will be formulated by the Reserve Bank in consultation with the Securities Commission.  Trustees will set the company specific requirements and oversee compliance with the prudential rules.  All registered deposit takers will be required to maintain policies and processes to check the suitability and integrity of prospective directors and senior managers.  The Reserve Bank will have the power to disapprove proposed appointees and remove directors and senior managers who have already been appointed.

Other key features of the registered deposit-taking framework will include:

•                  Registered deposit-takers will be required to publish six-monthly Key Information Summaries that contain key financial and prudential information to assist prospective investors to make informed decisions; and

•                  Registered deposit-takers will be required to obtain and disclose a credit rating from an approved rating agency (unless they hold total assets of less than $10 million, in which case they must disclose the fact of this exemption).

These reforms are likely to be implemented during 2008 or 2009.

The Cabinet also agreed that the Reserve Bank will be the prudential regulator and supervisor of the insurance sector.  The key features of this regime are currently being refined with the aim of introducing legislation in 2008.

Business Law Environment

Company Law

The Companies Act 1993 provides the framework for the formation and governance of companies.

Securities Law

The Securities Act 1978 applies to securities that are advertised or offered to the public.  The Act places restrictions on advertisements for securities and requires a prospectus to be prepared before securities can be offered.  It also requires an investment statement, which summarises the key features of the offer, to be distributed to an investor before they subscribe to the securities.

The Act also establishes the Securities Commission, which has powers of investigation and enforcement, as well as the power to issue exemptions from some securities law requirements.

The Securities Markets Act 1988 regulates the operation of securities markets and trading behaviour on those markets. The Act establishes a system for registration of securities exchanges and approval of the rules of securities exchanges and provides for oversight of exchanges by the Securities Commission.  It contains prohibitions on insider trading and requires exchanges to have specific rules for continuous disclosure of price-sensitive information.  It also requires disclosure of substantial security holdings and directors’ and officers’ shareholdings.

The Takeovers Act 1993 applies to takeovers of listed companies and those with 50 or more members or shareholders.  The Takeovers Code, established under the Act, regulates acquisitions of over 20% of the securities in those companies.  The Code seeks to ensure that all shareholders are treated equally and, on the basis of proper disclosure, are able to make an informed decision as to whether to accept or reject an offer made under the Code.

Competition Law

The purpose of the Commerce Act 1986, as amended by the Commerce Amendment Act 2001, is to promote competition in markets for the long-term benefit of consumers within New Zealand.  Very broadly, the Act prohibits:

•                  agreements that have the purpose, effect, or likely effect of substantially lessening competition in a market;

•                  the taking advantage of a substantial degree of power in a market to prevent a person entering or engaging in competitive conduct in that or any other market; and

•                  business acquisitions that would have, or would be likely to have, the effect of substantially lessening competition in a market.

The Act also provides for:

•                  the control of goods and services in markets where competition is limited and where it is in the interest of consumers to do so; and

•                  a targeted control regime for regulating electricity lines businesses, where electricity lines businesses are assessed against thresholds set by the competition regulator.

Financial Reporting Law

The Financial Reporting Act 1993 applies to “reporting entities”, which are defined as issuers of securities under the Securities Act, and companies and other entities whose legislation requires them to comply with the Act.

The Act places obligations on such organisations to prepare financial statements that comply with generally accepted accounting practice within five months of their financial year or balance date.  Smaller companies that meet proscribed criteria (except issuers of securities and overseas companies) can comply with less stringent reporting requirements, as the benefits of full financial reporting are unlikely to justify the costs for small privately held companies.

The Act also requires issuers of securities and overseas companies to have their financial statements audited and to file those financial statements with the Registrar of Companies on a public register.  However, the obligation on small overseas companies to audit and file financial statements under the Act has been removed.  The auditing requirements for other entities are found in other legislation (for example the auditing requirements for New Zealand companies are found in the Companies Act 1993).

The Act establishes the Accounting Standards Review Board (ASRB) to approve Financial Reporting Standards (which form the basis of generally accepted accounting practice).  While any entity can submit standards to the ASRB, the practice has been for the Institute of Chartered Accountants New Zealand, a professional body, to develop and submit Financial Reporting Standards for approval by the Board.

These procedures have the effect of requiring large profit-oriented reporting entities to fully comply with the International Financial Reporting Standards developed by the International Accounting Standards Board.  The ASRB may also agree to approve additional reporting requirements for these entities.  A number of amendments to these standards cater for financial reporting requirements of public sector entities and not-for-profit entities. The set of approved standards are collectively known as New Zealand equivalents to International Financial Reporting Standards.  The decision to adopt International Financial Reporting Standards was taken in 2002, and was fully operational for reporting periods beginning on or after 1 January 2007.

MONETARY POLICY

Objectives

The Reserve Bank of New Zealand Act 1989 stipulates that the Bank is to formulate and implement monetary policy directed to the economic objective of achieving and maintaining stability in the general level of prices.  The Act requires that there be a Policy Targets Agreement (PTA) between the Minister of Finance and the Governor of the Reserve Bank.  The current agreement, signed in May 2007, requires the Bank to target future CPI inflation outcomes in the range of 1% to 3% on average over the medium term.  The previous agreement required the Bank to deliver inflation outcomes of 0% to 3% over any 12-month period.

Section 3 of the PTA notes that there is a range of events that will cause the actual rate of CPI inflation to vary about its medium-term trend.  This focus means that policy need not react to one-off disturbances that cause the inflation rate to shift in the near term but which would not be expected to disturb its medium-term trend.  The Reserve Bank has noted that, in typical circumstances, it will focus on the outlook for CPI inflation over the next three or so years.

The PTA requires the Bank, in pursuing the price stability target, to seek to avoid unnecessary instability in output, interest rates and the exchange rate and to implement policy in a sustainable, consistent and transparent manner.

The Reserve Bank Act provides the Bank with a considerable degree of autonomy to carry out the price stability objective.  However, the Act contains certain provisions that enable the government to override the price stability objective and the PTA, provided this is done in accordance with a set of procedures that would make the override publicly transparent.

Implementation

The Reserve Bank controls the cost of liquidity by setting an Official Cash Rate (OCR).  By controlling the cost of liquidity for financial institutions, the Bank has leverage over interest rates faced by households and firms.  There are pre-announced dates (eight per year) at which the Bank may reset the OCR.  Four of these coincide with the publication of the Bank’s Monetary Policy Statements.

During 2006, the Bank moved to a new liquidity management regime.  Previously the Bank had targeted $20 million of settlement cash to be left in the banking system at the end of each day, with balances remunerated at 25 basis points under the OCR and lending in its overnight reverse repurchase facility (ORRF) at 25 basis points over the OCR.  Under the new regime, there are significant quantities of settlement cash left in the system overnight (around $7.0 – 7.5 billion during January 2008).  The Bank stands ready to lend cash overnight at 50 basis points above the OCR when secured over government liabilities in the ORRF.  Overnight balances in exchange settlement accounts are now remunerated at the OCR.

Being a small open economy, the evolution of economic activity and inflation in New Zealand is influenced by both interest rates and the exchange rate.  The Bank therefore takes the influence of both of these variables into account when setting the OCR.  Other important factors to consider may include credit conditions, inflation expectations and the global economy.  The Bank publishes an assessment of economic conditions at quarterly intervals in its Monetary Policy Statements.  The Statements contain projections that incorporate a forward path for interest rates that is consistent with achieving the inflation target.  These projections are highly conditional, being based on a range of technical assumptions, but they serve to provide some indication of the Bank’s current thinking on the policy outlook.

After slowing in late 2005, economic growth rebounded in the second half of 2006, driven by strength in domestic demand.  Of some concern, this re-acceleration, which followed several years of persistent resource shortages, suggested capacity pressures might soon intensify, adding to an already high medium-term inflation outlook.  At the same time, New Zealand’s export commodity prices increased markedly, by way of sharply higher world dairy prices.  In response to these inflationary pressures, monetary policy was progressively tightened through 2007.  Partly reflecting this tightening, the New Zealand-dollar TWI appreciated strongly through to the end of July.  By late 2007, economic growth had again shown signs of moderation, with turnover in the housing market declining noticeably.  Despite this, medium-term inflation pressures remained strong, with the Reserve Bank holding the OCR at 8.25 percent in its January 2008 review.

Interest Rates and Money and Credit Aggregates

The following tables show developments in major interest rates and money and credit aggregates since the March quarter of 2003.

Key Interest Rates: Monthly Averages

		Overnight	90-Day Bank Bill		Government Loan Stock Rates		Bank Base Lending
Month		Cash Rate	Rate	2 Year	5 Year	10 Year	Rates(1)

2003	March	5.75	5.81	5.39	5.47	5.91	10.18
	June	5.28	5.23	4.80	4.84	5.23	9.73
	September	5.00	5.15	5.30	5.55	5.95	9.54
	December	5.00	5.32	5.65	5.93	6.05	9.61

2004	March	5.25	5.54	5.38	5.59	5.74	9.88
	June	5.68	6.07	5.97	6.16	6.29	10.35
	September	6.18	6.64	6.26	6.18	6.16	10.92
	December	6.50	6.71	6.11	5.98	5.95	11.18

2005	March	6.67	6.99	6.39	6.29	6.16	11.38
	June	6.75	7.03	6.05	5.84	5.71	11.43
	September	6.75	7.09	5.95	5.74	5.71	11.78
	December	7.19	7.66	6.23	5.95	5.83	12.28

2006	March	7.25	7.49	6.00	5.80	5.72	12.34
	June	7.25	7.47	6.37	5.97	5.84	12.34
	September	7.25	7.56	6.64	6.19	5.80	12.34
	December	7.51	7.66	6.49	6.22	5.77	12.34

2007	March	7.59	7.88	6.79	6.50	5.87	12.58
	June	8.10	8.32	7.33	7.13	6.72	13.04
	September	8.02	8.81	6.93	6.55	6.16	13.33
	December	8.18	8.90	7.47	7.16	6.40	13.39

(1)        Weighted average base lending rates of the four largest registered banks.

Money and Credit Aggregates:  Annual % Change

Quarter		M1(1)	M3	Private Sector Credit	Domestic Credit

2003	March	3.0	6.9	6.5	6.9
	June	4.8	4.4	6.5	7.0
	September	10.8	5.1	7.0	7.4
	December	9.0	5.9	8.2	7.6

2004	March	12.6	7.3	9.5	8.1
	June	9.6	8.8	9.2	9.5
	September	2.9	5.9	14.6	13.7
	December	3.2	6.3	12.2	12.0

2005	March	0.7	6.3	13.2	13.7
	June	0.0	8.4	11.9	11.1
	September	0.3	9.8	8.3	8.5
	December	-1.8	7.3	10.2	9.9

2006	March	-1.8	9.8	7.3	6.7
	June	2.3	10.9	10.7	9.1
	September	3.7	13.4	11.5	9.4
	December	4.1	16.5	12.5	11.2

2007	March	3.4	12.7	13.4	11.6
	June	-2.0	10.7	13.8	12.1
	September	-0.5	9.4	13.5	12.2
	December	1.2	7.4	12.8	10.9

(1)        M1 figures include currency in the hands of the public and cheque account balances only.

PUBLIC FINANCE AND FISCAL POLICY

Public Sector Financial System

No public money may be spent by the government except pursuant to an appropriation by Parliament.  At present there are two methods of appropriation.  The first is permanent appropriation, which covers principally the payment of interest on debt and certain fixed charges of the government, and which does not require the passage of a specific Appropriation Act by Parliament.  The second is by annual appropriation, which provides for most of the expenditure of the government and which does require the passage of a specific Act or Acts each year.

All borrowing by the government is undertaken under the Public Finance Act 1989, which provides that the Minister of Finance may from time to time, if it appears necessary or expedient in the public interest to do so, borrow money from any person, organisation or government, either within or outside New Zealand, on such terms and conditions as the Minister thinks fit.

Public Sector Financial Management

In 1994, the fiscal deficit in New Zealand was eliminated after 10 years of difficult political decision-making and management reform.  Reform of the public sector financial management system was an integral component of this.  New Zealand’s public sector financial management system is now underpinned by two key pieces of legislation, the State Sector Act 1988 and the Public Finance Act 1989, which has been amended and now incorporates the provisions previously contained in the Fiscal Responsibility Act 1994.

State Sector Act 1988.  This Act defines the responsibilities of chief executives of departments and their accountability to Ministers.  The main objectives of the Act are to improve productivity, to ensure that managers have greater freedom and flexibility to manage effectively and, at the same time, to ensure that managers are fully accountable to the government for their performance.  This has led to the formulation of performance contracts between Ministers and chief executives.  These contracts specify expectations of performance and provide a basis for assessment, which may result in a combination of rewards or sanctions.

Public Finance Act 1989.  The Public Finance Act 1989 provides the legislative basis for improving the quality and transparency of financial management and information.  This is an essential component of the accountability arrangements established under the State Sector Act.

The driving principle behind the Public Finance Act is a move of focus from what departments consume to what they produce.  Hence, budgeting and reporting is on an output basis rather than relying solely on information relating to how outputs are produced.  Departments were made responsible for outputs (the goods and services they produce) while Ministers were made responsible for selecting the output mix to achieve government outcomes (desired goals).

The Act requires the Crown and all its sub-entities to report on a basis consistent with Generally Accepted Accounting Practice (GAAP).  This has significantly improved the comparability and reliability of the financial information reported.

Consistent with the output focus, the Public Finance Act requires additional disclosures such as statements of intent and statements of service performance.  The documents go beyond disclosure of financial information and require disclosure of objectives and service and financial management performance.  In addition, the Act specifies other Crown disclosures specific to the public sector such as a statement of unappropriated expenditure and a statement of emergency expenditure or expenses or liabilities.

In addition, the Public Finance Act outlines requirements for ex ante information essential for a robust system of government budgeting.  The Public Finance Act specifies a number of specific disclosures required for the Estimates (the government’s Budget documentation).  Also as part of ex ante information disclosure requirements, the Act requires departmental Statements of Intent and forecast financial statements, Crown Entity statements of intent and statements of corporate intent for SOEs.

The first set of financial statements for the combined Crown (the Government of New Zealand) was produced for the six months ended 31 December 1991.  The first annual set was produced for the financial year ended 30 June 1992.  From 1 July 1992, the statements also included the Crown’s interest in SOEs and Crown Entities.  Monthly Crown Financial Statements are now published for the period of the financial year to the end of each month from September onwards.

From 30 June 2003, the Crown financial statements have been prepared on a fully consolidated basis incorporating line by line the total revenue and expenses of SOEs and Crown entities.

Fiscal Responsibility Provisions

The Fiscal Responsibility Act 1994 promoted consistent, good quality fiscal management.  This Act has now been repealed but its provisions have largely been incorporated into Part 2 of the Public Finance Act 1989.

Part 2 of the Public Finance Act 1989 now provides the legislative framework for the conduct of fiscal policy in New Zealand.  Part 2 encourages better decision-making by the government, strengthens accountability and ensures more informed public debate about fiscal policy.

Part 2 works by requiring the government to:

•                  follow a legislated set of principles of responsible fiscal management and publicly assess their fiscal policies against these principles.  The government may temporarily depart from the principles but must do so publicly, explain why they have departed and reveal how and when they intend to conform to the principles;

•                  publish a “Budget Policy Statement” well before the annual Budget containing their strategic priorities for the upcoming Budget, their short-term fiscal intentions and long-term fiscal objectives.  A “Fiscal Strategy Report” that compares Budget intentions and objectives with those published in the most recent Budget Policy Statement is to be published in conjunction with the Budget;

•                  fully disclose the impact of their fiscal decisions over a three-year forecasting period in regular “Economic and Fiscal Updates”;

•                  present all financial information under Generally Accepted Accounting Practice;

•                  require the Treasury to prepare forecasts based on its best professional judgement about the impact of policy, rather than relying on the judgement of the government.  It also requires the Minister of Finance to communicate all of the government’s policy decisions to the Treasury so that the forecasts are comprehensive; and

•                  refer all reports required under the Act to a parliamentary select committee.

These requirements mean that the government of the day has to be transparent about both its intentions and the short and long-term impact of its spending and taxation decisions.  Such transparency is likely to lead governments to give more weight to the longer-term consequences of their decisions and is therefore likely to lead to more sustainable fiscal policy.  This increases predictability about, and stability in, fiscal policy settings, which helps promote economic growth and gives people a degree of certainty about the on-going provision of government services and transfers.

Part 2 of the Public Finance Act establishes a set of principles for use as a benchmark against which the fiscal policies of the government can be judged by Parliament and its Finance and Expenditure Committee.

These principles are:

•                  to reduce debt to prudent levels to provide a buffer against future adverse events;

•                  to run operating surpluses until prudent debt levels are achieved;

•                  to maintain, on average, operating balance once prudent debt levels are reached (i.e., the government is to live within its means over time, with some scope for flexibility through the business cycle);

•                  to achieve and maintain levels of net worth to provide a buffer against adverse events;

•                  to manage the risks facing the Crown; and

•                  to pursue policies that are consistent with a reasonable degree of predictability about the level and stability of future tax rates.

The presumption is that the government should follow these principles  although it may depart temporarily from these principles if it wishes.  The legislation requires, however, that the government specify its reasons for departure from the principles, how it expects to return to the principles, and when.  This recognises the difficulty of attempting to anticipate all future events and, therefore, the need for some short-term policy flexibility, but also requires that departures are transparent and should only be temporary.

Long-Term Fiscal Policy Objectives

The Government’s long-term fiscal objectives are:

Long-term fiscal objectives	To achieve the objectives of fiscal policy, the government’s high-level focus is on:
Operating balance: Operating surplus on average over the economic cycle sufficient to meet the requirements for contributions to the NZS Fund and ensure consistency with the long-term debt objective.

•          Operating surpluses during the build-up phase of the NZS Fund. The focus is on maintaining the OBEGAL(1) excluding NZS Fund revenue at a level sufficient, on average, to meet the requirements for contributions to the NZS Fund.

•      The focus in meeting this objective is on core Crown revenues and expenses, maintaining tax-to-GDP and core Crown expenses-to-GDP around current levels.

•      Consistent with the revenue strategy, the government will ensure tax policy decisions are consistent with the overall fiscal strategy including the government’s long-term revenue objective

•      SOEs and Crown entities contributing to surpluses, consistent with their legislation and government policy.

Revenue: Ensure sufficient revenue to meet the operating balance objective.
Expenses: Ensure expenses are consistent with the operating balance objective.
Debt: Manage debt at prudent levels. Gross sovereign-issued debt(2) broadly stable at around 20% of GDP over the next 10 years.

•      Gross sovereign-issued debt-to-GDP will be broadly stable during the period ahead of the major demographic changes associated with population ageing.

•      The government is effectively targeting a level of gross sovereign-issued debt excluding the increase in debt on the Reserve Bank balance sheet as a result of the change in the liquidity management regime.

•      Core Crown net debt, with NZS Fund assets, is expected to fall towards minus 20% of GDP by 2018 (i.e., a net financial asset position).

•      SOEs will have debt structures that reflect best commercial practice. Changes in the level of debt will reflect specific circumstances.

Net worth: Increase net worth consistent with the operating balance objective.

•      Increasing net worth consistent with the operating balance objective will see core Crown net worth at almost 40% of GDP by 2018.

•      The NZS Fund is expected to be above 22% of GDP by 2018.

•      Consistent with the net worth objective, there will also be a focus on quality investment.

(1)                      OBEGAL = Operating balance before gains and losses.  From 2007/08 OBEGAL replaces the previous OBERAC.

(2)                      Sovereign-issued debt is debt issued by the New Zealand Debt Management Office (NZDMO) and the Reserve Bank; it excludes debt issued by SOEs and Crown entities and the sovereign-guaranteed debt of SOEs and Crown entities.  Gross sovereign-issued debt includes any New Zealand government stock held by the NZS Fund.

The government’s fiscal intentions are consistent with the progress towards meeting the long-term objectives and principles of responsible fiscal management as specified by the Public Finance Act.  The fiscal forecasts in the latest published update (December 2007) are consistent with the government’s short-term intentions.

Adoption of new Reporting Standard

The government implemented the New Zealand International Financial Reporting Standard (NZIFRS) from 1 July 2007.  The likely impacts of the adoption of NZIFRS will be:

•                  more disclosures in financial statements;

•                  more volatility in financial performance as a result of greater use of fair value measurement; and

•                  previously off-balance-sheet items (e.g., derivatives) brought into the balance sheet.

Current Fiscal Position and 2007 Budget

The following table summarises the government’s fiscal position according to Generally Accepted Accounting Practice (GAAP) in line with the provisions of Part 2 of the Public Finance Act 1989.

						2007/08
Year ended 30 June	2002/03	2003/04	2004/05	2005/06	2006/07	(1) (2)
			(dollar amounts in millions)
Statement of Financial Performance
Tax Revenue	39,785	42,532	46,624	52,311	52,938	57,166
Other Revenue	17,242	17,855	20,441	24,608	24,628	22,442
TOTAL REVENUE	57,027	60,387	67,065	76,919	77,566	79,608
% of GDP	43.0%	42.3%	44.4%	48.9%	46.5%	44.7%
Expenses	55,224	53,057	60,910	65,422	69,017	73,034
% of GDP	41.6%	37.2%	40.3%	41.6%	41.4%	41.0%
Net surplus of TEI’s	151	139	133	54	120	—
Minority Interest	12	(45)	(41)	(78)	(6)	—
Operating Balance	1,966	7,424	6,247	11,473	8,663	7,388
% of GDP	1.5%	5.2%	4.1%	7.3%	5.2%	3.7%
OBERAC	5,580	6,629	8,873	8,648	7,920	—
% of GDP	4.2%	4.6%	5.9%	5.5%	4.8%	—
Core Crown information
Revenue	43,624	46,932	52,065	59,508	60,880	62,409
Expenses
Social Security and Welfare	13,907	14,252	14,682	15,598	16,853	17,914
GSF pension expenses	2,625	660	2,442	1,671	302	629
Health	7,501	8,111	8,813	9,547	10,327	11,480
Education	7,016	7,585	7,930	9,914	9,289	9,863
Core Government Services	1,780	1,741	2,217	2,507	4,357	2,957
Other	6,442	7,000	7,911	8,940	9,856	11,289
Finance Costs	2,360	2,252	2,274	2,356	2,653	2,840
Foreign exchange losses/(gains)	118	7	(35)	(295)	105	—
Forecast New Spending	—	—	—	—	—	201
Total Core Crown expenses	41,749	41,608	46,234	50,238	53,742	57,137
Core Crown Cash Flows operating and investing activity	1,217	520	3,104	2,985	2,648	759
Statement of Financial Position
Property, plant and equipment	52,667	57,940	67,494	79,441	96,543	98,662
Financial Assets	30,338	35,531	45,308	56,446	66,384	71.858
Other Assets	16,846	17,201	18,029	22,384	22,049	24,666
Total Assets	99,851	110,672	130,831	158,271	184,976	195,186
Gross Debt	38,285	36,825	36,864	39,427	41,385	46,363
% of GDP	28.8%	25.8%	24.4%	25.1%	24.8%	26.0%
Other Liabilities	37,785	38,384	43,984	47,441	47,755	44,508
Total Liabilities	76,070	75,209	80,848	86,868	89,140	90,871
Net Worth	23,781	35,463	49,983	71,403	95,863	104,315
% of GDP	17.9%	24.8%	33.1%	45.4%	57.5%	58.5%
Net Core Crown Debt	17,577	15,204	10,771	7,745	3,433	1,983
% of GDP	13.2%	10.7%	7.1%	4.9%	2.1%	1.1%
Gross Sovereign-issued debt	36,086	35,527	33,777	35,461	36,150	39,397
% of GDP	27.2%	24.9%	23.2%	22.5%	21.7%	22.2%
GDP	132,730	142,746	150,990	157,325	166,714	178,199

(1)	Budget Update announced 18 December 2007

(2)	2008 forecast year is based on a NZ IFRS basis.

Taxation

The main taxes are the income tax and Goods and Services Tax (GST), a value-added tax.  Both are applied at low rates to broad bases.  This is the result of the major tax reforms undertaken since the mid-1980s.  The introduction of GST in 1986 marked a significant shift in the mix of taxation from direct to indirect tax.

Personal Income Tax

All income other than capital gains is taxed.  The effective personal tax scale currently applying to people who earn wage and salary income is as follows: 15% on income up to $9,500 per annum; 21% on income between $9,500 and $38,000; 33% on income between $38,000 and $60,000; and 39% on income above $60,000.  Withholding taxes apply to wages and salaries and to interest income and dividends.  Fringe benefits are taxed separately. Tax credits based on combined family income are available to families with children.

The government announced in February 2008 that the 2008 Budget will include a programme of personal tax cuts.

The tax treatment of pension funds and other savings is “TTE”: contributions are made from Tax-paid income, fund earnings are Taxed and withdrawals are Exempt.  Recent changes have reduced the tax on savings, these include:

•

Investment income earned through a managed fund that qualifies as a Portfolio Investment Entity (PIE) is taxed at a maximum rate of 33% (30% from 1 April 2008). Also PIEs are no longer taxed on realised gains from shares in New Zealand companies and some Australian listed companies; and

•

A tax exemption for employer contributions to registered superannuation schemes was introduced from 1 April 2007. The exemption applies to contributions of up to 4% of an employee’s gross salary and wages.

Changes to the taxation of savings coincide with the introduction of a work-based savings scheme.  Key features include matching government contributions of up to $20 per week and a one off contribution of $1000 when a member joins the scheme.

Indirect Taxes

GST applies at a uniform rate of 12.5%.  Financial services and housing rentals are exempt.  Additional indirect taxes are applied to alcohol and tobacco products, petroleum fuels and gaming.  There are also cheque and gift duties.

Company Taxes

The company tax rate is currently 33%; for the 2009 income tax year the company rate will be 30%.   Imputation credits are attached to dividends.  Inter-corporate dividends (other than from wholly-owned subsidiaries) are taxed as income.  Depreciation rates for new assets are based on the economic life of the asset plus a 20% loading.  There is immediate deductibility against income of forestry and mineral mining development costs, petroleum exploration expenditure and of most agricultural development costs.

A tax credit for research and development expenditure will apply for the 2009 income year onwards.

International Taxation

The foreign-source income of New Zealand residents is subject to tax.  Controlled foreign company rules apply for direct investment, with foreign income taxed on accrual according to the resident controller’s interest.  Credits are available for foreign tax paid.  There is currently, however, a general exception for foreign income derived from a “grey list” of eight countries with comparable tax regimes (Australia, Canada, USA, UK, Germany, Norway, Spain and Japan).  Investment income from grey list countries is not taxed on accrual.

The government has proposed an income tax exemption for the active foreign income of controlled foreign companies.  The proposed exemption will be similar to that operating in other OECD countries.  The grey list will effectively be replaced when the active income exemption is introduced.  Legislation to give effect to these changes is expected to be introduced during the first half of 2008.

Investments in the shares of foreign companies (except for some Australian listed companies) of less than 10% are taxed under the new Fair Dividend Rate method, introduced from 1 April 2007.  The investor is attributed income equal to 5% of the investment’s opening value.  Dividend income is exempt.  Where an individual can show the unrealised gain on their investments is less than 5%, the investor is taxed on this lower amount.

The tax treatment of the New Zealand income of non-residents encourages inward capital flows where this is feasible.  Interest payments to non-residents are subject either to non-resident withholding tax (in most cases at a 10% rate where a double tax agreement applies and 15% otherwise) or to a 2% levy.  In the case of New Zealand government debt, the issuer absorbs the levy.

Dividends paid to non-residents are also subject to withholding taxes.  Companies paying fully imputed dividends to non-resident investors can receive a credit of part of the company tax paid, which the company then pays to the investor.  The net effect is that the maximum combined level of company tax and withholding tax is 33% (30% from the income year 2009 onwards).  The government has implemented transfer pricing and thin capitalisation regimes and partially relieves New Zealand tax on offshore income derived by New Zealand companies on behalf of non-resident shareholders, although this relief mechanism is again likely to be replaced by the active income exemption.

The government has announced it is reviewing its policy on non-resident withholding taxes.

GOVERNMENT ENTERPRISES

State-Owned Enterprises

In May 1986, the government announced a major programme for reform of government enterprises.  The aim of the reforms was to improve the efficiency and accountability of the enterprises and reduce the government’s exposure to business risk.  To this end, the government restructured a large number of its departmental trading activities and established them as businesses operating on a basis as close as possible to private sector companies.

SOEs are required to operate on the basis of principles and procedures contained in the State-Owned Enterprises Act 1986. Under the Act, the boards of SOEs have complete autonomy on operational matters, such as to how resources are used, pricing and marketing of output.  Competitive advantages and disadvantages, including barriers to entry, have been removed, first, so that commercial criteria provide an objective assessment of performance and, secondly, to increase efficiency.  Under the Act, SOEs have no responsibility for continuing non-commercial operations and the government is required to negotiate an explicit contract if it wishes an SOE to carry out such activities.

Boards of directors drawn from the private sector have been formed to manage SOEs.  Each board is required to present to the shareholding Ministers a statement of corporate intent and an outline of business objectives, defining the nature and scope of activities and performance targets.  These are closely monitored and SOEs are expected to achieve performance targets and pay dividends on a basis comparable to their private sector competitors.  The shareholding Ministers may determine the levels of the dividends.

The SOEs borrow in their own names and on their own credit, in most cases without a guarantee or other form of credit support from the Government.  All SOEs have been informed that Government policy requires that they disclaim in loan documentation the existence of such guarantees or credit supports.

Crown Entities

Crown Entity is a collective term for bodies owned by the Crown that are not departments, Offices of Parliament or State-Owned Enterprises.  Crown Entitites range from Crown Research Institutes to regulatory bodies, such as the Commerce Commission and the Securities Commission.  Crown Entities are required to table their annual financial statements in Parliament.

Performance of Government Enterprises

The following tables show the Government’s financial interest in SOEs and Crown Entities.

Except for those entities listed below, all SOEs and significant Crown Entities have a balance date of 30 June, and the information reported in these tables is for the period ended 30 June 2007.

State-Owned Enterprises	Balance date	Information reported to

Asure New Zealand Limited	30 September	30 June 2007
Timberlands West Coast Limited	31 March	31 March 2007
Crown Entities
School boards of trustees	31 December	31 December 2006
Tertiary education institutions	31 December	30 June 2007

	Total Revenue $m	Attributable surplus/ deficit $m	Distributions to Crown $m
State-Owned Enterprises
Agriquality New Zealand Limited	85	(1)	—
Airways Corporation of New Zealand Limited	132	9	(6)
Asure New Zealand Limited	53	2	(2)
Electricity Corporation of New Zealand Limited	1	—	—
Genesis Power Limited	1,779	61	(10)
Landcorp Farming	138	25	(3)
Meridian Energy Limited	1,774	219	(368)
Meteorological Service of New Zealand Limited	31	2	(2)
Mighty River Power Limited	778	116	(50)
New Zealand Post Limited	1,461	70	(33)
New Zealand Railways Corporation	225	(17)	—
Solid Energy New Zealand Limited	553	94	—
Timberlands West Coast Limited	19	(5)	—
Kordia Group Limited	264	12	(5)
Transpower New Zealand Limited	652	137	—
Animal Control Products	6	1	(1)
Learning Media Limited	25	—	—
Quotable Value New Zealand	42	2	(1)
Total State-owned enterprises	8,018	727	(481)
Air New Zealand Limited	4,381	19	(162)
Total SOEs and Air New Zealand	12,399	746	(643)
Inter-segmental eliminations	(369)	—	—
Total per statement of segments	12,030	746	(643)

Crown Entities
Accident Compensation Corporation	3,900	268	—
Crown research institutes	612	9	(1)
District Health Boards (including the Crown Health Funding Agency)	8,979	2	—
Earthquake Commission	498	52	–
Housing New Zealand Corporation	817	13	(20)
Museum of New Zealand Te Papa Tongarewa	47	(9)	—
New Zealand Fire Service Commission	282	17	—
Public Trust	109	3	—
School boards of trustees	4,485	33	—
Tertiary education commission	2,405	5	—
Tertiary education institutions	—	120	—
Transit New Zealand	1,154	565	—
Television New Zealand Limited	375	(5)	(15)
Other	4,959	414	—
Total Crown Entities	28,622	1,487	(36)
Intra-segmental eliminations	(1,909)	(147)	—
Total per statement of segments	26,713	1,340	(36)
Total Financial Interest in State-Owned Enterprises, Crown Entities and Air New Zealand Limited	38,743	2,086	(679)

	Physical assets $m	Total assets $m	Total borrowings $m	Total liabilities $m	Equity at 30 June 2006 $m
State-Owned Enterprises
Agriquality New Zealand Limited	31	54	21	28	26
Airways Corporation of New Zealand Limited	103	142	29	100	42
Asure New Zealand Limited	1	20	—	12	8
Electricity Corporation of New Zealand Limited	—	18	16	17	1
Genesis Power Limited	1,625	2,162	405	657	1,505
Landcorp Farming Limited	1,170	1,429	205	250	1,179
Meridian Energy Limited	6,319	6,668	755	1,125	5,543
Meteorological Service of New Zealand Limited	10	17	4	9	8
Mighty River Power Limited	2,567	2,867	516	702	2,165
New Zealand Post Limited	441	5,487	4,649	4,894	593
New Zealand Railways Corporation	10,651	10,743	151	191	10,552
Solid Energy New Zealand Limited	314	545	15	217	328
Timberlands West Coast Limited	49	57	1	2	55
Kordia Group Limited	153	222	75	114	108
Transpower New Zealand Limited	2,413	3,089	1,593	1,677	1,412
Animal Control Products	1	5	—	1	4
Learning Media Limited	2	16	—	11	5
Quotable Value New Zealand	7	18	3	9	9
Total State-Owned Enterprises	25,857	33,559	8,438	10,016	23,543

Air New Zealand Limited	2,748	4,696	1,384	3,107	1,589
Total SOEs and Air New Zealand Limited	28,605	38,255	9,822	13,123	25,132
Minority interest	—	—	—	—	—
Intra-segmental eliminations	—	(47)	(18)	(47)	—
Total per statement of segments	28,605	38,208	9,804	13,076	25,132

Crown Entities
Accident Compensation Corporation	196	10,987	—	14,551	(3,564)
Crown research institutes	339	503	52	163	340
District Health Boards (including the Crown Health Funding Authority)	4,011	4,929	1,363	2,888	2,041
Earthquake Commission	13	5,386	—	74	5,312
Housing New Zealand Corporation	14,888	15,061	1,803	1,962	13,099
Museum of New Zealand Te Papa Tongarewa	954	988	—	7	981
New Zealand Fire Service Commission	471	534	9	81	453
Public Trust	8	840	785	794	46
School boards of trustees	858	1,838	41	694	1,144
Television New Zealand Limited	134	318	43	121	197
Tertiary education Commission	7	125	—	108	17
Tertiary education institutions	—	6,305	—	—	6,305
Transit New Zealand	19,428	19,608	—	174	19,434
Other	197	3,058	1,373	2,253	805
Total Crown Entities	41,504	70,480	5,469	23,870	46,610
Intra-segmental eliminations	—	(1,354)	(1,184)	(1,354)	—
Total per statement of segments	41,504	69,126	4,285	22,516	46,610
Total Financial Interest in State-Oowned Enterprises, Crown Entities and Air New Zealand Limited	70,109	107,334	14,089	35,592	71,742

DIRECT PUBLIC DEBT (1)

Debt Management Objectives

During 1988, as part of the reform of the government’s financial management, the New Zealand Debt Management Office (NZDMO) was formed to improve the management of risk associated with the government’s fixed income portfolio, which comprises liabilities in both the New Zealand and overseas markets and some liquidity assets. The categories of risk managed are: market, credit, liquidity, funding, operational and concentration risk.

In 1988, the NZDMO introduced reforms of the public sector’s cash management involving centralisation of surplus cash funds for investment and cash management purposes, and decentralisation to departments of the responsibility for payments and other banking operations.

The separation of the government’s financial management from monetary policy enables the NZDMO to focus on defining a low-risk net liability portfolio for the Government and implementing it in a cost-effective manner.

Prior to March 1985, successive governments had borrowed under a fixed exchange-rate regime to finance the balance of payments deficit.  Since the adoption of a freely floating exchange rate regime, the government has borrowed externally only to rebuild the nation’s external reserves and to meet refinancing needs.

Direct public debt decreased by a net amount of $4,309 million including swaps between 1 July 2006 and 30 June 2007.  This decrease consisted of a net decrease in internal debt of $1,241 million and a net decrease in external debt of $3,068 million.

As of 30 June 2007, 5% of the interest-bearing direct debt of the government was repayable in foreign currencies.  The quantifiable contingent liabilities of the government, including the Reserve Bank of New Zealand, State-Owned Enterprises and Crown Entities, amounted to approximately $5,246  million.

Under existing legislation, amounts payable in respect of principal and interest upon New Zealand securities are a charge upon the public revenues of New Zealand, payable under permanent appropriation.  All of the indebtedness of New Zealand is otherwise unsecured.

Debt Record

New Zealand has always paid when due the full amount of principal, interest and amortisation requirements upon its external and internal debt, including guaranteed debt.

(1)       The debt figures in this section are presented in nominal dollars and relate solely to the core Crown entity.  In this respect, they will differ from the sovereign-issued debt figures as disclosed in the Crown Financial Statements of New Zealand.  The latter are presented in accordance with generally accepted accounting practice and include debt issued by the Reserve Bank of New Zealand.

Summary of Direct Public Debt

Funded and Floating Debt

The following table sets out the direct funded and floating debt of the government on the dates indicated.  Funded debt is indebtedness with an original maturity of one year or more and floating debt is indebtedness with an original maturity of less than one year.  Funded debt, and therefore total direct debt, includes swap transactions.

Total direct debt includes a net swap payable ($215.8 million at June 2007) with offsetting impacts on internal and external funded debt.  Swap transactions, which are included in almost all the following public debt tables, increase external funded debt and reduce internal funded debt in 2007.

As at 30 June	2003	2004	2005	2006	2007
	(dollar amounts in millions)
Funded Debt(1)
Internal (2)	27,540.6	26,632.0	26,555.3	25,346.9	26,860.4
External (3)(4)	4,481.9	3,736.0	3,536.4	5,116.4	2,048.0
Floating Debt
Internal Debt (5)	5,700.0	5,815.0	5,595.0	5,057.0	2,303.4
External Debt (3)(6)	515.5	579.2	394.9	—	—
Total Direct Debt	38,238.0	36,762.2	36,081.6	35,520.3	31,211.4
Total Public Debt as a % of GDP(7)	29.8%	26.7%	23.9%	22.7%	18.9%

(1)        Includes the effect of swap transactions.  Excludes indebtedness to international financial organisations arising from membership.

(2)        Includes Government Wholesale Bonds, Kiwi Bonds, Index-Linked Bonds.

(3)        External debt is converted at the mid-point of the 3:00 P.M. spot rate on 30 June for each year.

(4)        Includes Public Bonds, Private Placements, Syndicated Loans, and Medium Term Notes.

(5)        Treasury Bills and Reserve Bank Bills.

(6)        Includes Sovereign Notes and Euro-Commercial Paper.

(7)        GDP: Treasury Estimate for June years.

Direct Public Debt by Currency of Payment

As part of its debt management activities, the government enters into currency swap arrangements which have the effect of converting to a different currency principal obligations on New Zealand’s external debt.

The following table shows the direct public debt of New Zealand at 30 June 2007 by currency of payment after swap positions are taken into account and shows the estimated interest for the year ending 30 June 2008, including swap positions.

External Debt	Amount outstandings at 30 June 2007(1)	Estimated interest for the year to 30 June 2008(2)
	(dollar amounts in millions)
Repayable in United States Dollars	818.5	131.0
Repayable in Japanese Yen	211.0	0.0
Repayable in Pounds Sterling	52.6	2.6
Repayable in Euro	0.0	59.9
Repayable in Other Currencies	556.1	13.6
Internal Debt	29,357.4	1,679.3
Subtotal	30,995.6	1,886.4
Swaps	215.8	—
Total Direct Public Debt	31,211.4

(1)	Converted at the midpoint of the 3:00 P.M. spot exchange rates on 29 June 2007 which were:

NZD 1 = US$0.7689 = Yen 94.80= Pounds 0.3842 = Aus$0.9073 = Euro 0.5726

(2)	In some cases, interest payments are offset by interest receipts.

Details of External Public Debt at 30 June 2007 (1)

The following table sets out by currency the estimated payments of principal, including mandatory amortisation provisions, to be made on the external direct public debt of New Zealand as at 30 June 2007, shown in New Zealand dollars based on rates of exchange on that date and with adjustment to reflect the effect of currency swap arrangements.

Maturing in year ended 30 June	2008	2009	2010	2011	2012	2013	2014 – 2017	2018+	Total
	(dollar amounts in millions)
United States dollar	329	-201	33	53	253	0	-97	0	370
Japanese Yen	0	0	-39	0	0	78	0	0	39
British pounds	40	0	0	0	0	0	13	0	53
Euro	382	297	0	0	0	0	244	117	1,040
Australian dollars	374	83	14	0	0	32	0	0	503
Canadian dollars	43	0	0	0	0	0	0	0	43
Total External Debt	1,168	179	8	53	253	110	160	117	2,048
Percentage of Total Foreign Debt	57.0%	8.7%	0.4%	2.6%	12.4%	5.4%	7.8%	5.7%	100%

(1)        Includes Sovereign Note Programme (notes not exceeding 270 days to maturity) and Euro-Commercial Paper Programme (notes not exceeding 365 days to maturity).

Interest and Principal Requirements

For the year ended 30 June 2007, the total payment of interest on public debt of the Government was $1,936 million. The following table indicates the movements in external interest-bearing public debt since 1998, excluding swap positions.

	External Debt(1)		Interest Charges
	Amount (2)	As % of Total Public Debt	Amount	As % of Exports (3)
	(dollar amounts in millions)
30 June 1998	6,995.5	18.1	409.3	1.4
30 June 1999	6,053.1	16.2	402.9	1.3
30 June 2000	6,633.2	17.7	413.9	1.2
30 June 2001	6,022.8	15.7	404.5	0.9
30 June 2002	4,733.5	12.4	311.4	0.7
30 June 2003	4,523.0	11.8	216.6	0.5
30 June 2004	3,728.9	10.1	191.8	0.5
30 June 2005	2,709.0	7.5	167.6	0.4
30 June 2006	1,866.2	5.3	122.4	0.3
30 June 2007	1,638.2	5.2	88.8	0.2

(1)        Excludes non-interest-bearing indebtedness to international organisations.

(2)        External debt is converted at the midpoint of the 3:00 P.M. spot exchange rate on 30 June in each case.

(3)        Based on exports of goods and services for each year.

Maturity Profile of Direct Public Debt

The following table sets forth the maturity dates of New Zealand public debt outstanding as at 30 June 2007, including the effect of swap positions.

Loans Maturing in Year Ending 30 June(1)	External(2)	Internal	Total Debt
	(dollar amounts in millions)
2008	1,168.4	0.7	1,169.1
2009	178.8	3,697.3	3,876.1
2010	7.5	4,405.4	4,412.9
2011	52.8	6.5	59.3
2012	252.8	4,805.0	5,057.8
2013	110.4	4,297.1	4,407.5
2014 to 30 June 2017	159.9	5,682.4	5,842.3
After 30 June 2017	117.4	3,495.0	3,612.4
Treasury Bills	—	2,303.0	2,303.0
Other	—	471.0 (3)	471.0
Total	2,048.0	29,163.4	31,211.4

(1)       With respect to many of the loans, the Government has the option to redeem the securities at an earlier date.

(2)       Converted at the mid-point of the 3.00 P.M. spot exchange rate on 30 June 2007.

(3)       Retail Stock.

Tables and Supplementary Information

Table I – Internal Debt as of 30 June 2007

Currency	Principal Outstanding	Maturity Date	Coupon Rate	Fiscal Year of Issue	Amortization
Government Stock	3,777,000,000	15/07/08	6.00	2005
	4,405,000,000	15/07/09	7.00	1998
	4,775,000,000	15/11/11	6.00	1999
	4,297,000,000	15/04/13	6.50	2001
	3,748,000,000	15/04/15	6.00	2003
	1,932,582,600	15/02/16	4.5	1996
	3,609,000,000	15/12/17	6.00	2005
	26,543,582,600

Treasury Bills	2,303,000,000	11/07/07	7.24 – 7.84	2007

Loans	1,411,541	01/09/13	Variable	1994	2008-2013
	36,196,906	14/11/10 – 07/06/12	Variable	2006
	2,235,700	15/07/07 – 01/03/17	4.875 – 10.50	(2)
	39,844,147

Retail stock	2,288,130	03/07/07 – 31/07/07	4.50 – 5.00	2003(3)
	1,921,489	01/07/07 – 31/08/07	4.25 – 4.75	2003(3)
	806,358	08/07/07 – 07/08/07	4.00 – 4.50	2004(3)
	815,315	09/08/07 – 30/10/07	4.25 – 4.75	2004(3)
	4,764,817	11/09/07 – 30/11/07	4.75 – 5.25	2004(3)
	1,908,011	11/11/07 – 10/01/08	4.75 – 5.25	2004(3)
	7,781,827	12/01/08 – 30/04/08	5.00 – 5.50	2004(3)
	3,512,666	22/03/08 – 21/06/08	4.75 – 5.25	2004(3)
	2,085,946	22/06/08 – 08/09/08	4.75 – 5.50	2004(3)
	648,291	09/08/08 – 29/09/08	5.00 – 5.75	2005(3)
	7,886,399	22/09/08 – 12/04/09	5.25 – 5.75	2005(3)
	7,701,058	01/07/07 - 31/07/09	5.25 – 6.00	2005(3)
	6,654,811	01/07/07 – 28/11/09	5.00 – 6.00	2005(3)
	8,912,246	07/11/07 – 27/04/10	5.00 – 6.25	2006(3)
	7,572,229	01/07/07 – 25/04/10	5.50 – 6.50	2006(3)
	29,585,797	13/07/07 – 04/09/08	5.75 – 6.25	2007(3)
	147,976,742	01/07/07 – 27/03/09	6.00 – 6.75	2007(3)
	44,680,453	28/09/07 – 03/05/09	6.25 – 6.75	2007(3)
	62,600,704	04/11/07 – 20/06/09	6.50 – 7.00	2007(3)
	11,047,348	21/12/07 – 31/07/09	6.75 – 7.25	2007(3)
	109,895,000	Call	3.00	(1)
	470,974,637
Total Internal Debt	29,357,401,384

(1)        Income Equalisation Reserve Deposits - Repayable at holder’s option (subject to criteria under the Income Tax Act 1976) or after five years.

(2)        Debt of the Ministry of Transport for which the Government assumed responsibility on 1 July 1997, subsequent to its fiscal issue date.

(3)        Kiwi Bonds repayable at holder’s option upon seven business days’ notice.

Table II - External Debt as of 30 June 2007

Currency	Principal Outstanding	Maturity Date	Coupon Rate	Fiscal Year of Issue	Amortization
USD	379,317,563	Call	Variable	2007
	40,635,000	15/01/11	9.88	1986
	100,000,000	23/04/12	4.15	2004
	81,819,000	01/04/16	8.75	1987
	27,543,000	25/09/16	9.13	1987
	629,314,563

Japan	10,000,000,000	11/05/12	2.59	2000
	10,000,000,000	27/11/12	6.34	1993
	20,000,000,000

GBP	15,407,431	04/05/08	11.25	1983
	4,816,651	25/09/14	11.50	1985
	20,224,082

NOK	900,000,000	30/01/08	6.25	2003

AUD	325,000,000	12/06/08	4.30	2003

Table III – External Debt Issued 1 July 2007 to 31 January 2008:   Nil issuance

Contingent Liabilities and Non-Quantifiable Guarantees

Pursuant to Section 27(f) of the Public Finance Act 1989, a Statement of Contingent Liabilities must be provided, including guarantees given under Section 59 of the Act.

Statement of Contingent Liabilities

Quantifiable Contingent Liabilities	30 June 2007 $m	30 June 2006 $m

Guarantees and Indemnities	171	405
Uncalled Capital	2,076	2,592
Legal Proceedings and Disputes	1,170	1,032
Other Contingent Liabilities	1,829	2,073
Total Quantifiable Contingent Liabilities	5,246	6,102

Total Quantifiable Contingent Assets	86	106

In addition to the contingent liabilities listed above, there are a number of contingent liabilities which cannot be quantified.  These are primarily in the form of institutional guarantees and indemnities to Crown Entities.